Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of June 30, 2012 and December 31, 2011, are as follows:

Assets	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Current assets	2,582,675	2,462,660
Non-current assets	10,350,456	10,089,518

Total assets	12,933,131	12,552,178

Liabilities and Shareholders’ Equity	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Current liabilities	748,091	1,031,945
Non-current liabilities	5,186,162	4,490,083
Non –parent participation	79,459	90,543
Net equity attributable to parent company	6,919,419	6,939,607

Total net equity and liabilities	12,933,131	12,552,178

As of June 30, 2012, total assets increased by 3.03% or U.S.$ 381 million compared to December 31, 2011. This increase is mainly attributable to an increase in the balance of Cash and cash equivalents, in Trade and other receivables, and Property, plant and equipment.

Moreover, liabilities increased by U.S.$ 412 million, mainly attributable to an increase in Financial Liabilities as a result of bonds issued in January and April 2012 of ThU.S.$ 733, offset by reductions in liabilities for payment of income tax and dividend payment in the month of May 2012.

The main financial and operating ratios are as follows:

Liquidity ratios	06-30-2012	12-31-2011
Current ratio	3.45	2.39
Acid ratio	2.05	1.34

Debt indicators	06-30-2012	12-31-2011
Debt to equity ratio	0.85	0.79
Short-term debt to total debt	0.13	0.19
Long-term debt to total debt	0.87	0.81

	06-30-2012	06-30-2011
Financial expenses covered	2.25	5.35

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	06-30-2012	12-31-2011
Inventory turnover	2.75	2.71
Inventory turnover (excluding biological assets)	3.65	3.82
Inventory permanence-days	130.92	132.95
Inventory permanence (excluding biological assets)	98.68	94.23

The liquidity ratio and the acid ratio for the current period has increased this year compared to the period 2011. This is due to a major proportional increase in current assets compared to a proportional reduction in the variation of current liabilities, which in turn is explained by an increase in the Cash and cash equivalents in addition to a decrease of liabilities for income tax and dividend.

As of June 30, 2012, the short-term debt represented 13% of total liabilities compared to 19% as of December 2011.

The ratio of financial expenses covered decreased from 5.35 to 2.25 This drop is mainly attributable to a lower net income in 2012, compared to the same period of 2011.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registered a profit of U.S.$ 129 million for the six-month period compared to U.S.$ 453 million the same period of the previous year, a decrease of U.S.$ 324 million. The change is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	(269)
Administrative expenses and Distribution costs	(12)
Other operating income	(18)
Other operating expenses	(16)
Other income	16
Difference of exchange	(24)
Others item	(1)

Net change in income before income tax	(324)

Gross Margin presents a profit of U.S.$ 585 million, a decrease of U.S.$ 269 million compared to the same period (U.S.$ 854 million) caused by a proportional increase in Cost of sales and a decrease in sales prices, despite the increase in sales volumes, mainly in the cellulose business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	06-30-2012 ThU.S$	06-30-2011 ThU.S$
Pulp	982,283	1,133,045
Sawn timber	364,626	362,762
Panels	604,222	637,025
Forestry	79,690	78,381
Other	16,341	12,136

Total revenues	2,047,162	2,223,349

Sales costs	06-30-2012 ThU.S$	06-30-2011 ThU.S$
Wood	413,433	367,054
Forestry work	287,808	267,261
Depreciation	107,600	107,432
Other costs	653,116	624,719

Total sales costs	1,461,957	1,369,466

Profitability index	06-30-2012	12-31-2011
Profitability on equity	3.29	8.95
Profitability on assets	1.81	4.95
Return on operating assets	2.63	5.21

Profitability ratios	06-30-2012	06-30-2011
Income per share (U.S.$) (1)	1.00	3.13
EBITDA( MThU.S.$)	420.3	692.7
Income after tax (ThU.S.$) (2)	115,514	359,599
Gross margin (ThU.S.$)	585,205	853,883
Financial costs (ThU.S.$)	(103,388)	(104,095)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

2. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

3. MARKET SITUATION

Pulp Division

Pulp sales reached U.S.$ 507.6 million (including energy sales) for the second quarter of 2012, an increase of 7.0% compared to the previous quarter. This increase was mainly due to higher average prices and sales volume of 3.0% and 1.1% respectively.

When compared with the U.S.$ 612.7 million (including energy sales) reached in the same quarter of 2011, pulp sales decreased 17.1%. This decrease is mainly explained by lower average prices of 20.2%, partially offset by higher sales volume of 3.1%.

The moderate increase in prices of softwood and hardwood observed during the first quarter of 2012, changed during May and June. Excess of supply and less paper production in some regions pushed the market, downward, undermining the recovery experienced during the first quarter by the most representative markets. A difficult market with lower prices is generally expected during the Northen Hemisphere summer season. Paper production in general is lower during July and August, limiting the demand for pulp during the months of June and August. This seasonal effect occurred earlier than normal this year, and with a sharper decline when compared to the previous 3 years.

China was not the exception, aggressively pushing prices downward during May. Chinese paper producers faced less demand and were forced to decrease their production rates, stop production lines for certain periods of time and adjust “commodity” paper inventory levels. In specialty paper or tissue, the situation was better in terms of demand, however, pulp prices still decreased due to higher pulp supply. This higher pulp supply did not only occur because of less demand for commodity paper, but also because of an important pulp supply increase coming from Scandinavian countries that have not been able to sell its pulp production in Europe. This is the main reason why the most impacted grade was softwood. In long fiber, prices in China decreased nearly 10% and in short fiber 4%. This generally occurs in all Asian markets that follow China.

Europe has followed a similar trend, but there are additional factors that negatively impacted the European market, namely, an exchange rate favorable to Euro zone pulp producers and declining or stagnant demand in practically all paper grades, including tissue. Long fiber supply, main Scandinavian production, increased because integrated paper mills that stopped its paper production due to low demand and prices, continued its pulp production, offering these additional amounts in the market. For this reason long fiber pulp prices have been under pressure, leading to prices below those for short fiber, a situation not experienced in the last several years. Most part of short fiber is imported to the Euro zone, so there are no relevant short fiber producers with costs in Euros that leverage the Euro-US Dollar exchange rate as a sales tool.

In North America the printing and writing paper demand decreased, and production for specialty paper was replaced for imports, while tissue paper demand grows moderately. The market is stable but follows global price trends.

Latin America is the region with best prices and in the current situation the gap is above 10%, however, it is still a small market that may not shift much its volume.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Normal production during the quarter. There was scheduled shutdowns for maintenance plant, plants Constitution and Licancel. In the case of plant constitution lasted a few days longer than scheduled and plant Valdivia had a small decline in June.

Sawn Timber Division

Compared to the U.S. $188.8 million sold during the first quarter of 2012, sawn timber sales decreased by 6.9% during the second quarter of the year, reaching sales of U.S. $175.8 million. This decrease was mainly due to lower average prices and volume sales of 5.1% and 1.9% respectively.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales decreased by 5.3% or U.S.$ 9.9 million during the second quarter of 2012, mainly due to an decrease in average prices of 1.5% and lower sales volume of 3.8%.

The real estate and construction markets in the United Sates have shown a positive upward trend during the second quarter of 2012. In June, the housing starts index reached 760,000 units per year, that is, a 6.9% increase compared to May. Current construction levels, however, continue to be low when compared to the historical ten year average. During the second quarter of 2012 the sales price of moldings improved when compared to the first quarter of this year.

Panels Division

Panel’s sales (including energy sales and consolidation of Moncure) reached U.S.$ 299.7 million in the second quarter of this year, a decrease of 1.6% when compared to the U.S.$ 304.5 million obtained in the first quarter of 2012. Compared with the previous quarter, prices remained relatively stable with a decrease of 0.3%. Without considering volume sales of our new Moncure unit, sales volume decreased 5.5% mainly explained by lower sales of plywood as a result of the Nueva Aldea fire, and particleboard due to the Zarate mill stoppage in May.

Compared with the same quarter of 2011, sales were 12.9% lower. This decrease in sales can be explained by a 26.2% decrease in volume sales (without considering volume sales of Moncure) and a decrease of 1.5% on average prices. This is mainly explained by a decrease of 46.0% in plywood volume sales to end clients, respect to the same period of 2011, mainly caused by the Nueva Aldea fire in January.

On the other hand, our MDF moldings products had an increase of 14.3% in volume sales comparing with the first quarter of 2012, that is greatly explained by an increase in sales to the USA.

Particleboard panels sales volume had a decrease of 40.7% compared to the same period of 2011, mainly caused by operational issues at our Zarate mill in Argentina and the closure of our Curitiba mill in Brazil.

Hardboard panels sales volume stood at similar levels compared to the second quarter 2011. The strong demand for hardboard products was contrasted by a limited world supply, which is causing a price increase with respect to last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	06-30-2012 thU.S.$	06-30-2011 thU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	193,994	347,069
Cash flow from financing activities:
Loan and bond payments	638,215	(18,678)
Dividend payments	(172,023)	(196,354)
Others	109	819
Cash flow from investment activities:
Purchase and sales of permanent investments (net)	(90,808)	(35,738)
Incorporation and sale of property, plant and equipment	(335,290)	(261,756)
Incorporation and sale of biological assets	(47,623)	(62,884)
Loan to related companies	(34,000)	(91,630)
Other	2,084	(5,531)

Net cash flow for the period	154,658	(324,683)

We had a positive operating cash flow of U.S.$ 194 million for the current period compared to U.S.$ 347 million for the same period last year. This decrease was mainly due to an increase in payments for income tax and an increase in payments to suppliers and employees, partially offset by the increase in collection from customers and in the collection of insurance payments.

Cash flow from financing activities had a positive balance of U.S.$ 466 million in the current period, compared to a negative balance of U.S.$ 214 million for the same period in 2011. This variation resulted from the issuance of bonds in the amount of U.S.$ 733 million during the current period.

The investment cash flow, at the end of the current period, decreased U.S.$ 506 million (U.S.$ 457 million in 2011), mainly due to an increase in capital contributions, and higher payments for acquisition of property, plant and equipment in 2012, partially offset by loan collections from related companies.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2012, a ratio of fixed rate debt to total consolidated debt of approximately 89.5%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

	Note	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	470,835	315,901
Other current non-financial assets	25	227,990	207,196
Trade and Other receivables -net	23	762,057	740,416
Related party receivables	13	5,871	70,179
Inventories	3	807,810	795,104
Biological assets, current	20	242,326	281,418
Tax receivables		50,854	37,153

Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		2,567,743	2,447,367

Non-Current Assets or disposal groups classified as held for sale	22	14,932	15,293

Total Current Assets		2,582,675	2,462,660
Non-Current Assets
Other non-current financial assets	23	42,828	25,812
Other non-current and non-financial assets	25	105,491	99,901
Trade receivables, non current	23	7,235	7,332
Related party receivables, non current	13	102,218	0
Investment in associates accounted for using equity method	15-16	959,149	886,706
Intangible assets	19	16,291	17,609
Goodwill		55,071	59,124
Property, plant and equipment	7	5,480,459	5,393,978
Biological assets, non-current	20	3,444,371	3,463,166
Deferred tax assets	6	137,343	135,890
Total non-Current Assets		10,350,456	10,089,518
Total Assets		12,933,131	12,552,178

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

	Note	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	203,290	248,992
Trade and other payables	23	423,230	397,073
Related party payables	13	13,158	9,785
Other provisions, current	18	9,402	8,607
Tax liabilities		2,418	144,989
Current provision for employee benefits	10	3,542	3,307
Other current non financial liabilities	25	93,051	219,192

Total current liabilities other than assets included in disposal groups classified as held for sale		748,091	1,031,945

Total Current Liabilities		748,091	1,031,945
Non-Current Liabilities
Other non-current financial liabilities	23	3,763,739	3,063,471
Other non - current provisions	18	11,610	9,688
Deferred tax liabilities	6	1,262,621	1,256,233
Non-current provision for employee benefits	10	38,779	36,102
Other non - current non financial liabilities	25	109,413	124,589
Total non - current liabilities		5,186,162	4,490,083
Total liabilities		5,934,253	5,522,028
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,756,264	6,683,252
Other reserves		(190,021)	(96,821)

Net equity attributable to parent company		6,919,419	6,939,607

Non-controlling interest		79,459	90,543
Total net equity		6,998,878	7,030,150
Total net equity and liabilities		12,933,131	12,552,178

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-June		April-June
	Nota	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Income Statement

Revenue	9	2,047,162	2,223,349	1,036,733	1,181,628
Cost of sales		(1,461,957)	(1,369,466)	(737,371)	(731,792)
Gross Income		585,205	853,883	299,362	449,836
Other operating income	2	119,432	137,524	58,444	72,949
Distribution costs	2	(213,925)	(231,126)	(108,628)	(118,633)
Administrative expenses	2	(221,516)	(192,815)	(118,693)	(107,778)
Other operating expenses	2	(47,299)	(30,906)	(13,162)	(18,496)
Other income (Loss)	14	16,263	0	16,263	0
Profitability (Loss Statement) from operating activities		238,160	536,560	133,586	277,878
Financial income		8,900	11,406	4,366	4,120
Financial costs	2	(103,388)	(104,095)	(45,306)	(52,520)

Participation in (loss) income in associates and joint ventures accounted through equity method	15	(8,577)	(8,277)	(8,148)	(4,381)

Exchange rate differences		(6,170)	17,656	(16,963)	4,490
Income before income tax		128,925	453,250	67,535	229,587
Income Tax	6	(13,411)	(93,651)	(4,083)	(46,491)
Income from continuing operations		115,514	359,599	63,452	183,096

Net Income		115,514	359,599	63,452	183,096

Income attributable to equity holders

Income attributable to parent company		113,566	354,065	62,141	181,578
Income attributable to non-parent company		1,948	5,534	1,311	1,518

Net Income		115,514	359,599	63,452	183,096

Basic earnings per share
Earnings per share from continuing operations		0.0010037	0.0031291	0.0005492	0.0016047

		0.0027608	0.0062582	0.0005492	0.0016047

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0010037	0.0031291	0.0005492	0.0016047

Basic earnings per diluted share		0.0010037	0.0031291	0.0005492	0.0016047

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

		January-June		April-June
	Nota	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$

Net Income		115,514	359,599	63,452	183,096
Other comprehensive income, net of tax
Exchange difference on conversion

Gain (loss) for exchange differences, before tax	11	(91,637)	73,162	(130,111)	48,827

Cash flow hedges

Gain (loss) for cash flow hedges, before tax	23	(6,302)	(4,183)	(4,215)	110

Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		200	(334)	(2,861)	380

Other comprehensive income, net of tax		(97,739)	68,645	(137,187)	49,317

Income tax related to Cash flow hedges on Other comprehensive income	6-23	1,522	1,043	424	588
Other comprehensive income		(96,217)	69,688	(136,763)	49,905

Total comprehensive income		19,297	429,287	(73,311)	233,001

Comprehensive Income Statement attributable to

Comprehensive income statement attributable to parent company		20,366	420,405	(70,331)	229,274

Comprehensive income statement attributable to non-controlling interest		(1,069)	8,882	(2,980)	3,727

Total comprehensive income		19,297	429,287	(73,311)	233,001

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

06-30-2012	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

Comprehensive income statement
Net income						113,566	113,566	1,948	115,514
Other comprehensive income, net of tax		(88,620)	(4,780)	200	(93,200)		(93,200)	(3,017)	(96,217)
Comprehensive income		(88,620)	(4,780)	200	(93,200)	113,566	20,366	(1,069)	19,297
Dividends						(40,554)	(40,554)	0	(40,554)
Increase (decrease) for transfer and other changes							0	(10,015)	(10,015)
Total Changes in equity	0	(88,620)	(4,780)	200	(93,200)	73,012	(20,188)	(11,084)	(31,272)
Closing balance at 06/30/2012	353,176	(156,159)	(30,694)	(3,168)	(190,021)	6,756,264	6,919,419	79,459	6,998,878

06/30/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

Comprehensive income statement
Net income						354,065	354,065	5,534	359,599
Other comprehensive income, net of tax		69,814	(3,140)	(334)	66,340		66,340	3,348	69,688
Comprehensive income		69,814	(3,140)	(334)	66,340	354,065	420,405	8,882	429,287
Dividends					0	(141,401)	(141,401)	0	(141,401)
Increase (decrease) for transfer and other changes					0		0	(12,351)	(12,351)
Total Changes in equity	0	69,814	(3,140)	(334)	66,340	212,664	279,004	(3,469)	275,535
Closing balance at 06/30/2011	353,176	142,513	(17,219)	(200)	125,094	6,532,928	7,011,198	104,912	7,116,110

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	06-30-2012 ThU.S.$	06-30-2011 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	2,353,193	2,274,344
Receipts from premiums and claims, annuities and other policy benefits	52,182	2,048
Other cash receipts from operating activities	147,415	126,606
Classes of cash payments
Payments to suppliers for goods and services	(1,931,041)	(1,743,628)
Payments to and behalf of employees	(170,426)	(152,130)
Other cash payments from operating activities	(9,489)	(3,878)
Dividends received	2,128	1,753
Interest paid	(78,302)	(92,230)
Interest received	5,045	9,146
Income taxes refund (paid)	(176,435)	(74,623)
Other (outflows) inflows of cash, net	(276)	(339)
Net Cash flows from Operating Activities	193,994	347,069

Cash Flows from (used in) Investment Activities

Cash flow used in obtaining control of subsidiaries or other businesses	(822)	0
Cash flow used to contributions in associates	(13,490)	(779)
Other cash receipts from sales of participations in joint ventures	6,607	0
Capital contributions to joint ventures	(83,103)	(34,959)
Loans to related parties	(43,500)	(91,630)
Proceeds from sale of property, plant and equipment	5,566	7,326
Purchase of property, plant and equipment	(340,856)	(269,082)
Proceeds from sales of Intangible Assets	3,250	0
Purchase of intangible assets	(1,176)	(6,639)
Proceeds from other long-term assets	1,450	3,073
Purchase of biological assets	(49,073)	(65,957)
Cash receipts from repayment of advances and loans made to related parties	9,500	0
Other outflows of cash, net	10	1,108
Cash flows used in Investment Activities	(505,637)	(457,539)

Cash flows from (used in) Financing Activities

Loans obtained in long term	1,029,567	62,622
Proceeds from short-term borrowings	725,920	0
Total Loans obtained	303,647	62,622
Payments of Financial Lease liabilities	(391,352)	(81,300)
Dividends paid by subsidiaries or special purpose companies	(172,023)	(196,354)
Other inflows of cash, net	109	819
Cash flows from (used in) Financing Activities	466,301	(214,213)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	154,658	(324,683)

Effect of exchange rate changes on cash and cash equivalents	276	2,067
Net increase (decrease) of Cash and Cash equivalents	154,934	(322,616)

Cash and cash equivalents, at the beginning of the period	315,901	1,043,834

Cash and cash equivalents, at the end of the period	470,835	721,218

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together its subsidiaries, “Arauco”), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 99.9780 % of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Consolidated Interim Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of June 30, 2012 are:

•	Consolidated Balance Sheet as of June 30, 2012 and December 31, 2011.

•	Consolidated Statements of Income for the period ended 2012 and 2011.

•	Consolidated Comprehensive Income Statements for the period ended 2012 and 2011.

•	Consolidated Statements of Changes in Net Equity for the period ended 2012 and 2011.

•	Consolidated Statements of Cash Flows – Direct Method for the period ended 2012 and 2011.

•	Disclosure of Explanatory Information (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

The issuance of these consolidated interim financial statements for the period from January 1 to June 30, 2012, was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session N° 474 of August 28, 2012.

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated interim financial statements of Arauco include the Balance Sheet, Statement of Income, Comprehensive Income Statement, Statement of Changes in Net Equity and Statement of Cash Flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

The accompanying consolidated interim financial statements as of June 30, 2012 were prepared in accordance with Arauco’s accounting policies, uniformly applied to all items in these consolidated interim financial statements.

a)	Basis for Presentation of financial statements

The actual Consolidated interim financial statements have been prepared according to international basis of financial information issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of the mentioned international standards.

The consolidated interim financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

In a business acquisition, management prepares avaluation of the acquired fixed assets and their useful lives based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

Sensitivity analysis associated to the estimated useful lifes are disclosed in Note 7.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Detailed financial information of Fair Value of Financial Instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20 including sensitivity analysis.

-Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)	Consolidation

The consolidated interim financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The intercompany transactions and unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and non-controlling interest is recognized in the equity balance.

The consolidated interim financial statements for the periods from January 1 to June 30, 2012 and 2011, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1 (e) (ii).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

d)	Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Detailed financial information by segment is presented in Note 24.

e)	Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g)	Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of forward rate contracts is calculated by reference to differential of the existing interest rates between the rate agreed and the market interest rate deadlines.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of forward contracts of rates is calculated referring to the differential rate between the agreed rate and the market rate at the closing date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method.

Repurchased Agreements: These are valued at the initial cost of the investment plus accrued interest investment cost of the short term instrument.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

h)	Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Replacement parts that will be consumed in less than a period of 12 months, are presented in Inventories and record as an expense within the period consumed.

i)	Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification, except for the existence of facts or circumstances (beyond the entity control) that extend the period of sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the purchase method to record a business combination. This method, sets that the acquisition cost is the fair value of assets delivered, the equity instruments issued and liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The goodwill in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

The transaction costs are treated as expenses when incurred.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

k)	Investments in associates and in joint ventures

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates and in joint ventures are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement as Other income (loss).

These investments are presented in the Consolidated Balance Sheet together with Investments in associates and measured by using the equity method.

If any of these investments incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate or joint venture, then it must recognize a liability by reducing the value of the investment to zero until it generates income that would reverse the negative equity previously generated due to the losses. Otherwise, a liability is not recognized but the value of the investment is left at zero.

l)	Intangible assets

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire them and make them compatible with existing software. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m)	Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill recorded in Arauco do Brasil S.A. subsidiary whose functional currency is the real, is converted to U.S. dollars at the closing exchange rate. At the date of these financial statements, the currency conversion is the only movement that has the amount of goodwill.

n)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The value of the replaced part is capitalized as part of the property, plant & equipment, the remaining costs associated with repairs and maintenance are charged to the income statement for the period in which the costs are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of adequate assets as part of the cost of those assets (see Note 12).

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o)	Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Interest income, which is the difference between the gross receivable and the present value of such amount, is recognized as the capital’s financial performance.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

The assessment of new plantations during the current year, is made at the least economic cost, which corresponds to the fair value to that date. After 12 months, the valuation methodology is as explained in the previous paragraph.

Forest plantations shown as current assets are those that will be harvested in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

q)	Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

r)	Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s)	Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

(i) Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(ii) Policy on Revenue recognition from Rendering of Services

Arauco, mainly provides power supply services which are trade in the spot market of the Interconnected Central System. According current laws, the prices on that market called “Marginal Costs” are calculated by Load Economical Dispatch Center of the Interconnected Central System (CDEC-SIC) and are generally recognized in the period in which the services are provided.

Electrical energy is generated as a by-product of the pulp process and is a complementary business to it, which at first is supplied to the group’s subsidiaries and the surplus is sold to the central grid.

Arauco provides other services such as port and pest control whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (arising from prices similar to market prices) are eliminated in the consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

t)	Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this consolidated financial statement under Other non-current Financial Liabilities.

Dividends paid do not affect taxes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

The goodwill and intangible assets with indefinite useful life are tested annually or whenever circumstances indicate. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

For the purposes of assessing impairment losses, assets are grouped at the level lowest for which there are identifiable cash flows separately for each unit generating cash. Non-financial assets, other than goodwill, which had suffered an impairment are reviewed at each balance sheet date if have occurred possible reversal of the loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

v)	Employee Benefits

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

w)	Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at face value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x)	Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2012:

Amendments and improvements	Contents	Obligatory application for years beginning after
IAS 12

Income tax

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property is measured using the fair value model in IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40 content. The amendment incorporates the assumption that investment property valued at fair value, are made through their sale, thus requiring apply to these temporary differences arising from the tax rate for sales operations. Early adoption is permitted.

January 01, 2012

IFRS 7	Disclosures of Financial Instruments Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.	July 01, 2011

IFRS 1

First-time Adoption of International Financial Reporting Standards

Issued in December 2010, covers the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency, valuing assets and liabilities at fair value as deemed cost, ii) Removal of requirements for fixed dates: adapts the fixed date included in IFRS 1 at the transition date for those operations that involve lower financial assets and liabilities at fair value on initial recognition results.

July 01, 2011

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not mandatory:

Standards and interpretations	Content	Obligatory application for years beginning after
IAS 19 revised	Employee Benefit	January 01, 2013

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the revelations of all employee benefits.

IAS 27	Separate Financial Statements	January 01, 2013

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in the IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

IFRS 9	Financial Instruments	January 01, 2015

Issued in December 2009, amending the classification and measurement of financial assets. Later this rule was amended in November 2010 to include treatment and classification of liabilities. Early adoption is permitted.

IFRS 10	Consolidated Financial Statements	January 01, 2013

Issued in May 2011, replaces the SIC 12 “Consolidation of special purpose entities and parts of IAS 27” Consolidated Financial Statements. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

IFRS 11	Joint Arrangements	January 01, 2013

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the possibility of proportional consolidation of entities under common control. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

IFRS 12	Disclosure of shareholdings in other entities Issued in May 2011, applies to those entities that hold investments in subsidiaries, joint ventures, associates. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.	January 01, 2013

IFRS 13	Fair Value Measurement	January 01, 2013

Issued in May 2011, brings together in one standard way to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and explanations for measurement.

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, the interpretation requires entities to produce financial statements mining IFRS assets punish “Stripping Costs” existing retained earnings when they cannot be attributed to an identifiable component of a reservoir.	January 01, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Obligatory application for years beginning after
IAS 28	Investments in associates and joint ventures Issued in May 2011, regulates the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.	January 01, 2013

IAS 1	Presentation of Financial Statements Issued in June 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to earnings in subsequent periods. Early adoption is permitted.	July 01, 2012

IAS 32

Offsetting of financial assets and liabilities

This clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria of IAS 32. The Standard is applicable as from January 1, 2014 and early adoption is permitted.

January 01, 2014

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	06/30/2012	12/31/2011
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

	06/30/2012	12/31/2011
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThU.S.$40,554 (ThU.S.$141,401 as of June 30, 2011) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered corresponding to the 2012 period.

In the Statements of cash flows, the line “Dividends paid by the parent company” reflects the amount of ThU.S.$172,023 as of June 30, 2012, (ThU.S.$196,354 as of June 30, 2011) Of which ThU.S.$161,568 (ThU.S.$182,770 as of June 30, 2011) correspond to dividends paid to the Parent Company.

As of June 30, 2012, there has been no payment of dividends.

The following are the dividends paid during the 2012 period and in the year 2011, and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$ 161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$1,42788

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

The effective portion of the hedge is shown in equity.

Other

This mainly corresponds to the value in Other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financial Income, Financing Costs and Participation in income (loss) of associates and joint venture as of June 30, 2012 and 2011:

	January - June		April - June
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	119,432	137,524	58,444	72,949
Gain from changes in fair value of biological assets (See note 20)	77,430	114,969	33,540	57,785
Net income from insurance compensation	17,122	—	17,122	—
Revenue from export promotion	1,409	3,232	663	1,651
Insurance compensation, net of earthquake related losses (*)	—	1,920	—	1,512
Leases received	1,657	1,695	900	884
Gain on sales of assets	8,016	3,242	2,142	2,921
Other operating results (sale materials and waste, Right of way, indemnity insurance)	13,798	12,466	4,077	8,196

Classes of Other Expenses by activity
Total of other expenses by activity	(47,299)	(30,906)	(13,162)	(18,496)
Depreciations	(310)	(498)	(154)	(347)
Contingent provision	(2,220)	(2,977)	(1,275)	(2,137)
plants stopped operating expenses	(12,675)	(3,804)	(1,620)	(2,849)
Expenses projects	(8,828)	—	(4,642)	—
Loss of assets	(400)	—	5,306	—
Loss of forest due to fires	(2,742)	(3,745)	(524)	(189)
Other Taxes	(2,474)	(2,374)	(1,208)	(1,278)
Research and development expenses	(1,044)	(1,588)	(130)	(924)
Compensation and eviction	(3,580)	(1,816)	(2,510)	(1,213)
Other expenses (cost of projects and studies, donations, fines, adjustments, repayments insurance)	(13,026)	(14,104)	(6,405)	(9,559)

Classes of financing income
Financing income, total	8,900	11,406	4,366	4,120
Financial income from mutual funds - deposits	4,721	9,371	2,026	4,099
Financial income resulting from swap - forward	2,452	952	1,715	(661)
Other financial income	1,727	1,083	625	682

Classes of financing costs
Financing costs, Total	(103,388)	(104,095)	(45,306)	(52,520)
Interest expense, Loans banks	(6,036)	(4,313)	(3,250)	(2,225)
Interest expense, Bonds	(79,694)	(87,415)	(38,573)	(45,212)
Interest expense, financial instruments	(7,822)	(6,340)	2,932	(2,155)
Other financial costs	(9,836)	(6,027)	(6,415)	(2,928)

Classes of Participation in Income (Loss) of associates and joint ventures accounted through Equity Method
Total	(8,577)	(8,277)	(8,148)	(4,381)
Investments in associates	9,722	(940)	8,629	(1,109)
Joint ventures	(18,299)	(7,337)	(16,777)	(3,272)

(*)	Corresponds to the income from indemnity insurance net costs of impairment write offs and operational costs of affected plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - June		April - June
Cost of sales	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Timber	413,433	367,054	193,986	179,190
Forestry labor costs	287,808	270,261	146,291	143,957
Depreciation	107,600	107,432	54,169	55,439
Maintenance costs	96,914	107,385	53,041	55,854
Chemical costs	168,440	154,633	91,747	80,077
Sawmill Services	95,010	84,842	49,085	41,905
Others Raw Materials	87,060	99,841	52,004	73,266
Indirect costs	66,323	46,156	22,367	25,588
Energy and fuel	67,290	64,476	36,285	38,622
Cost of electricity	29,625	31,159	16,517	15,200
Port Costs	716	534	700	347
Wage and salaries	41,737	35,693	21,178	22,347
Total	1,461,957	1,369,466	737,371	731,792

	January - June		April - June
Distribution expenses	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Sale costs	13,506	17,668	5,695	7,062
Commissions	7,167	7,873	3,521	4,389
Insurances	2,002	1,648	979	888
Doubtful assets	(554)	616	(559)	(18)
Other sales expenses	4,891	7,531	1,754	1,803
Shipping and freight costs	200,419	213,458	102,933	111,571
Port services	13,905	13,869	6,930	7,069
Freights	179,705	188,327	93,595	98,591
Other shipping and freight costs	6,809	11,262	2,408	5,911
Total	213,925	231,126	108,628	118,633

	January - June		April - June
Administration expenses	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Wage and salaries	90,131	77,883	48,507	41,941
Marketing, advertising, promotion and publications expenses	3,089	2,820	1,349	1,318
Insurances	13,948	7,072	7,706	4,875
Depreciations and amortizacion not paid	6,522	4,739	3,838	2,407
Computer services	4,742	6,342	1,662	2,700
Office, warehouse and machinery leases	7,465	5,778	4,760	3,243
External audits	2,938	1,527	1,879	742
Donations, contributions, grants	6,201	5,448	4,137	3,625
Fees (advices technical. Legal …)	35,058	31,964	20,800	18,548
Property taxes, patents and municipal rights	7,617	9,010	4,987	5,678

Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	43,805	40,232	19,068	22,701
Total	221,516	192,815	118,693	107,778

		January-June		April-June
Expenses for	Note	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Depreciations	7	114,706	113,992	57,511	57,279
Employee benefits	10	177,775	158,138	84,329	80,175
Amortization	19	995	627	624	291

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3.	INVENTORIES

Components of Inventory	06/30/2012 ThU.S.$	12/31/2011 ThU.S.$
Raw Materials	84,919	90,587
Production Supplies	76,182	74,658
Work in progress	68,382	58,594
Finished goods	446,151	446,289
Parts	131,314	123,071
Other Inventories	862	1,905
Total Inventories	807,810	795,104

As of June 30, 2012, a cost of sales of inventories amounted to ThU.S.$ 1,465,208 (ThU.S.$ 1,374,583 as of June 30, 2011).

In order to allow the registered inventories to net realizable value, at June 30, 2012, a reduction of inventories has been recognized, related to allowance of obsolescence as of ThU.S.$611 (ThU.S.$ 2,957 as of December 31, 2011) and impaired inventories of ThU.S.$20,244 (ThU.S.$ 315 as of December 31, 2011). This reduction of inventory is mainly a result of the fire on Panels division that occurred in January 2012 in the forestry and industrial complex Nueva Aldea.

The obsolescence provision is calculated according to the historical information and the age of the inventories.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

NOTE 4.	CASH FLOW STATEMENT

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. These instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash on hand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	06/30/2012	12/31/2011
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	3,868	527
Banks	39,783	31,097
Short term deposit	279,012	128,526
Mutual Funds	145,780	155,751
Other cash and cash equivalents (*)	2,392	—
Total	470,835	315,901

(*)	Corresponding to contracts of purchase with sellback agreements

The following tables detail the value of the cost of assets and liabilities acquired by Arauco Panels USA LLC. Dated on January 24, 2012 and the investments in Greenagro S.A. dated on December 20, 2011. (see Note 14).

2012 Purchase of assets	ThU.S.$
Adquisition on Arauco Panels USA LLC.
Cash paid for acquisitions and cash equivalents	62,711
Cash and cash equivalents held by acquired entities	0
Net cash paid to acquire entities	62,711

Net Assets less Cash and Cash equivalents of acquired entity	78,974

2011 Purchase of Investments	ThU.S.$
Acquisition: Greenagro S.A.
Cash paid for acquisitions and cash equivalents	10,768
Cash and cash equivalents held by acquired entities	(537)
Net cash paid to acquire entities	10,231

Net Assets less Cash and Cash equivalents of acquired entity	10,231

NOTE 5.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of June 30, 2012 and applied uniformly to all periods presented in these consolidated interim financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of June 30, 2012 do not show changes in accounting policies compared to the same period last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6.	TAXES

The tax rate applicable to the major companies in which Arauco participates is 20% in Chile, 35% in Argentina and 34% in Brazil.

On July 30, 2010 Law No. 20,455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes was the increase in First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, which increased rates of 20% and 18.5%, respectively.

For the fiscal year 2010, the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes according to the profile projected for temporary reverse differences in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

Deferred Tax Assets

The following table details deferred tax assets:

	06/30/2012	12/31/2011
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred Tax Assets related to Provisions	3,953	7,878
Deferred Tax Assets related to accrued liabilities	4,778	4,766
Deferred Tax Assets related to Post-Employment obligations	7,117	6,625
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	1,999	1,721
Deferred Tax Assets related to Financial Instruments Restatements	1,340	789
Deferred Tax Assets related to tax losses	76,230	71,870
Valuation of biological assets	3,433	5,244
Valuation of inventory	3,826	3,543
Income provisions	4,343	4,064
Trade debtors and receivables	4,014	4,458
Deferred tax Assets related to Others	26,310	24,932
Deferred Tax Assets Total	137,343	135,890

As of the date of the present financial statement, some of Arauco’s subsidiaries present tax losses of ThU.S.$ 345,087 (ThU.S.$ 343,311 as of December 31, 2011) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

	06/30/2012	12/31/2011
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	729,826	747,450
Deferred Tax Liabilities related to Financial Instrument restatement	9,804	3,723
Valuation of biological asset	423,691	426,250
Valuation of inventory	14,789	14,509
Valuation of prepaid expenses	10,512	—
Differences in valuation of deferred expenditures	47,096	41,487
Deferred Tax Liabilities related to Others (goodwill, investment affiliates, unemployment insurance)	26,903	22,814

Deferred Tax Liabilities Total	1,262,621	1,256,233

The effect of deferred taxes related to financial hedging instruments corresponds to a payment of ThU.S.$ 1,522 as of June 30, 2012 (payment of ThU.S.$ 1,043 as of June 30, 2011), which is presented under Hedge reserves in the Statement of Changes in Net Equity.

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$ 17,071 and ThU.S.$ 108,344 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability temporary differences:

	06/30/2012		12/31/2011
	Deductible	Taxable	Deductible	Taxable
Detail of classes of Deferred Tax Temporary Differences	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$
Deferred Tax Assets	61,113		64,020
Tax Loss	76,230		71,870
Deferred Tax Liabilities		1,262,621		1,256,233
Total	137,343	1,262,621	135,890	1,256,233

	January - June		April - June
Detail of Temporary Difference Income and Loss Amounts	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Deferred Tax Assets	(3,224)	(12,305)	(1,259)	(2,964)
Tax Loss	9,473	12,250	1,704	519
Deferred Tax Liabilities	(6,871)	(1,544)	4,590	9,717
Total	(622)	(1,599)	5,035	7,272

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Income Tax consists of the following:

	January - June		April - June
Income Tax composition	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Current income tax expense	(14,288)	(94,871)	(4,200)	(55,712)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	912	53	(5,328)	53
Previous period current tax adjustments	621	2,316	409	1,367
Other current tax expenses	(34)	450	1	529
Current Tax Expense, Net	(12,789)	(92,052)	(9,118)	(53,763)

Deferred expense from taxes relative to the creation and reversion of temporary differences	(18,207)	(19,110)	(3,617)	3,497
Deferred income from taxes relative to tax rate changes or new fees	841	5,261	755	3,256
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	9,640	12,250	1,697	519
Other current tax expenses	7,104	—	6,200	—
Total deferred Tax Expense, Net	(622)	(1,599)	5,035	7,272
Income Tax Expense, Total	(13,411)	(93,651)	(4,083)	(46,491)

The following table details the income tax for foreign and national companies as of June 30, 2012 and 2011:

	January - June		April - June
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Foreign current tax	(1,851)	(28,414)	(295)	(15,435)
National current tax	(10,938)	(63,638)	(8,823)	(38,328)
Current tax, Total	(12,789)	(92,052)	(9,118)	(53,763)

Foreign deferred tax	12,189	9,002	5,590	6,427
National deferred tax	(12,811)	(10,601)	(555)	845
Deferred tax, Total	(622)	(1,599)	5,035	7,272

Income (expense) due to Income Tax, Total	(13,411)	(93,651)	(4,083)	(46,491)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

	January - June		April - June
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Tax Expense Using Statutory Rate	(23,851)	(90,650)	(12,411)	(45,917)
Tax effect of rates in other jurisdictions	48	(6,172)	(558)	(695)
Tax effect of non taxable ordinary income	9,674	6,649	6,985	2,267
Tax effect of non tax deductible expenses	(7,808)	(8,090)	391	84

Tax effect of tax loses unrecognized for previous periods	679	(314)	(1,075)	(1,048)

Tax effect of tax rates changes	841	5,234	755	2,723

Tax effect of excess tax for previous periods	621	2,316	409	1,367

Other Increases (Decreases) Legal Taxes	6,385	(2,624)	1,421	(5,272)
Adjustment to Tax Expense using the Statutory Rate, Total	10,440	(3,001)	8,328	(574)
Tax Expenses Using the Effective Rate	(13,411)	(93,651)	(4,083)	(46,491)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	06/30/2012	12/31/2011
Properties, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	829,942	663,971
Land	790,995	805,804
Buildings	1,445,496	1,459,759
Plant and equipment	2,312,208	2,360,229
Information technology equipment	25,610	23,740
Fixed facilities and accessories	5,651	6,010
Motorized vehicles	9,149	10,152
Others	61,408	64,313
Total Net	5,480,459	5,393,978

Properties, Plant and Equipment, Gross
Construction in progress	829,942	663,971
Land	790,995	805,804
Buildings	2,632,086	2,616,914
Plant and equipment	4,378,895	4,391,652
Information technology equipment	58,417	55,772
Fixed facilities and accessories	23,728	23,942
Motorized vehicles	34,116	34,447
Others	85,084	87,983
Total Gross	8,833,263	8,680,485

Accumulated depreciation and impairment

Buildings	(1,186,590)	(1,157,155)
Plant and equipment	(2,066,687)	(2,031,423)
Information technology equipment	(32,807)	(32,032)
Fixed facilities and accessories	(18,077)	(17,932)
Motorized vehicles	(24,967)	(24,295)
Others	(23,676)	(23,670)
Total	(3,352,804)	(3,286,507)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	06/30/2012	12/31/2011
	ThU.S.$	ThU.S.$
Collateral amount of property, plant and equipment	35,960	56,279

Commitments for project disbursements or for the acquisition of property, plant and equipment

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	18,039	114,212

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	245,175	537,398

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of June 30, 2012 and December 31, 2011:

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2012	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978
Changes
Additions	245,175	1,387	7,537	6,857	536	87	986	2,593	265,158
Acquisitions of business	—	98	18,404	64,338	—	—	—	—	82,840
disposals	(25)	(324)	(12)	(6,517)	(8)	(10)	(54)	—	(6,950)
Withdrawals	(3)	(19)	(149)	(297)	(10)	—	(12)	(4,782)	(5,272)
Depreciation costs	—	—	(38,332)	(87,485)	(1,371)	(716)	(1,542)	(141)	(129,587)
Provision Impairment	(6,942)	—	(19,206)	(42,674)	(91)	(74)	(818)	—	(69,805)
Exchange rate increase (decrease) of foreign currency	(9,803)	(15,951)	(2,990)	(19,743)	7	(326)	112	(1,209)	(49,903)
Transfers work in progress closed	(62,431)	—	20,485	37,500	2,807	680	325	634	—
Total changes	165,971	(14,809)	(14,263)	(48,021)	1,870	(359)	(1,003)	(2,905)	86,481
Closing balance 06/30/2012	829,942	790,995	1,445,496	2,312,208	25,610	5,651	9,149	61,408	5,480,459

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2011	562,309	821,288	1,417,684	2,227,197	16,963	3,657	10,057	68,464	5,127,619
Changes
Additions	537,398	5,549	5,281	47,679	276	750	1,288	4,184	602,405
Acquisitions of business	—	7,293	499	86	—	—	51	1	7,930
disposals	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Withdrawals	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation costs	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement of earthquake assets	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Provision Impairment	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Exchange rate increase (decrease) of foreign currency	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Transfers work in progress closed	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	133,032	6,777	2,353	95	(4,151)	266,359
Closing balance 12/31/2011	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of June 30, 2012 and 2011 is as follows:

	January-June		April-June
	2012	2011	2012	2011
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sale	107,600	107,432	54,169	54,846
Administration expenses	4,400	4,082	2,089	2,086
Other operation expenses	2,706	2,478	1,253	347
Total	114,706	113,992	57,511	57,279

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accesories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

The following table is a sensitivity analysis for depreciation based on changes in useful life:

Useful life variance	%
5% +	4.76%
5% -	-5.26%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Leases

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Property, Plant & Equipment Financial Leasing	65,941	69,864
Plant and equipment	65,941	69,864

Reconciliation of Financial Lease Minimum Payments:

	06-30-2012
	Gross	Interest	Present Value
Minimum lease payments, lease payment obligations	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	12	—	12
Due within one and five years	65,917	—	65,917
Due beyond five years	—	—	—
Total	65,929	—	65,929

	12-31-2011
	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	47	1	46
Due within one and five years	69,806	—	69,806
Due beyond five years	—	—	—
Total	69,853	1	69,852

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Lessor

Reconciliation of Financial Lease Minimum Payments:

	06/30/2012
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	2,617	170	2,447
Due within one and five years	1,896	134	1,762
Due beyond five years	—	—	—
Total	4,513	304	4,209

	12/31/2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,510	249	3,261
Due within one and five years	2,766	186	2,580
Due beyond five years	—	—	—
Total	6,276	435	5,841

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Arauco reports the value of its lease contracts under financial leasing. These contracts include leases of forestry machinery and equipment, for periods not exceeding five years and market interest rates. They also include an early termination option, according to general and special conditions established in each contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco holds financial leases as a lessor and lessee detailed within the previous tables. There are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE

	January - June		April - June
Types of Ordinary Revenue	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Sale of goods	1,976,153	2,155,784	996,736	1,143,886
Service Contracts	71,009	67,565	39,997	37,742
Total	2,047,162	2,223,349	1,036,733	1,181,628

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - June		April - June
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Personnel Expenses	177,775	158,138	84,329	80,175
Wages and salaries	170,426	152,130	80,570	76,309
Compensation for years of service	7,349	6,008	3,759	3,866

The main actuarial assumptions used by Arauco in the calculation of the prevision of compensation for year services as of June 30, 2012 and December 31, 2011 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables detail the balances and the movement of payments for years of service provisioned as of June 30, 2012 and December 31 2011:

	06/30/2012	12/31/2011
	ThU.S.$	ThU.S.$
Current	3,542	3,307
Non-current	38,779	36,102
Total	42,321	39,409

Roll- forward	06/30/2012 ThU.S.$	12/31/2011 ThU.S.$
Opening balance	39,409	39,276
Current service cost	1,012	1,668
Interest cost	1,261	2,553
Actuarial gains	5,305	6,274
Benefits paid	(6,181)	(6,837)
Increase (decrease) for currency exchange	1,515	(3,525)
Closing balance	42,321	39,409

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS

Local and foreign currency

Currency assets and liabilities as of June 30, 2012 and December 31, 2011 are as follows:

	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Current Assets	2,582,675	2,462,660

Cash and Cash Equivalents	470,835	315,901
U.S Dollar	365,889	196,546
Euro	21,194	58,328
Real	46,421	35,238
Argentine pesos	10,306	4,960
Other currencies	5,972	7,212
$ not adjustable	21,053	13,617

Other current non-financial assets	227,990	207,196
U.S Dollar	129,742	138,815
Euro	101	14
Real	20,464	23,319
Argentine pesos	11,564	10,553
Other currencies	8,667	12,500
$ not adjustable	55,987	21,995
U.F.	1,465	—

Trade and Other receivables-net	762,057	740,416
U.S Dollar	497,287	500,790
Euro	29,171	25,800
Real	66,216	70,564
Argentine pesos	30,850	26,827
Other currencies	24,349	30,480
$ not adjustable	111,777	82,754
U.F.	2,407	3,201

Related party receivables, Current	5,871	70,179
U.S Dollar	2,710	69,356
Real	2,137	822
$ not adjustable	1,024	1

Inventories	807,810	795,104
U.S Dollar	669,733	630,500
Real	80,701	99,304
Other currencies	39,540	46,837
$ not adjustable	17,836	18,463

Biological assets, current	242,326	281,418
U.S Dollar	228,745	238,812
Real	13,581	42,606

Tax receivables	50,854	37,153
U.S Dollar	6,633	6,358
Real	8,158	6,745
Argentine pesos	3,403	7
Other currencies	4,970	11,199
$ not adjustable	27,690	12,844

Non-Current Assets or disposal groups classified as held for sale	14,932	15,293
U.S Dollar	14,932	15,293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Non Current Assets	10,350,456	10,089,518

Other non-current financial assets	42,828	25,812
U.S Dollar	41,723	24,650
Argentine pesos	1,105	1,162

Other non-current and non-financial assets	105,491	99,901
U.S Dollar	86,792	78,046
Real	15,443	19,971
Argentine pesos	1,683	525
Other currencies	91	383
$ not adjustable	1,482	976

Trade receivables, non current	7,235	7,332
U.S Dollar	400	641
$ not adjustable	3,636	2,538
U.F.	3,199	4,153

Related party receivables, Non Current	102,218	—
U.S Dollar	102,218	—

Investment in associates accounted for using equity method	959,149	886,706
U.S Dollar	705,923	634,440
Real	253,226	252,266

Intangible assets	16,291	17,609
U.S Dollar	11,745	12,729
Real	4,426	4,751
Other currencies	24	26
$ not adjustable	96	103

Goodwill	55,071	59,124
U.S Dollar	2,813	2,857
Real	52,217	56,267
Argentine pesos	41	—

Property, plant and equipment	5,480,459	5,393,978
U.S Dollar	4,750,877	4,668,914
Euros	36	37
Real	703,350	715,486
Argentine pesos	15,486	—
Other currencies	433	474
$ not adjustable	10,277	9,067

Biological assets, non-current	3,444,371	3,463,166
U.S Dollar	3,065,532	3,060,006
Real	374,589	403,160
Argentine pesos	4,250	—

Deferred tax assets	137,343	135,890
U.S Dollar	75,101	77,179
Real	48,516	46,478
Argentine pesos	12,111	11,688
Other currencies	1,089	150
$ not adjustable	526	395

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2012			12-31-2011
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	601,570	146,521	748,091	763,592	268,353	1,031,945

Other financial liabilities, current	113,593	89,697	203,290	157,944	91,048	248,992
U.S Dollar	90,717	71,299	162,016	143,129	74,523	217,652
Real	1,949	19	1,968	11,849	20	11,869
Argentine pesos	17,819	—	17,819	—	—	—
U.F.	3,108	18,379	21,487	2,966	16,505	19,471

Bank Loans	65,139	62,576	127,715	120,847	64,971	185,818
U.S Dollar	45,371	62,557	107,928	108,998	64,951	173,949
Real	1,949	19	1,968	11,849	20	11,869
Argentine pesos	17,819	—	17,819	—	—	—

Financial Leases	12	—	12	18	28	46
U.F.	12	—	12	18	28	46

Other Loans	48,442	27,121	75,563	37,079	26,049	63,128
U.S Dollar	45,346	8,742	54,088	34,131	9,572	43,703
U.F.	3,096	18,379	21,475	2,948	16,477	19,425

Trade and Other payables	413,584	9,646	423,230	389,902	7,171	397,073
U.S Dollar	80,744	85	80,829	73,583	412	73,995
Euro	25,461	—	25,461	43,392	—	43,392
Real	44,462	—	44,462	9,117	—	9,117
Argentine pesos	31,645	—	31,645	32,235	—	32,235
Other currencies	2,070	519	2,589	2,119	—	2,119
$ not adjustable	229,074	6,051	235,125	229,245	3,648	232,893
U.F.	128	2,991	3,119	211	3,111	3,322

Related party payables	13,158	—	13,158	9,785	—	9,785
U.S Dollar	1,223	—	1,223	9,751	—	9,751
$ no reajustables	11,935	—	11,935	34	—	34

Other provisions, current	9,402	—	9,402	8,607	—	8,607
U.S Dollar	—	—	—	244	—	244
Argentine pesos	9,273	—	9,273	8,363	—	8,363
Other currencies	129	—	129	—	—	—

Tax liabilities	2,352	66	2,418	143,008	1,981	144,989
U.S Dollar	799	—	799	9,127	1,571	10,698
Euro	153	—	153	78	—	78
Real	40	—	40	14	—	14
Argentine pesos	—	66	66	2,219	—	2,219
Other currencies	513	—	513	30	284	314
$ not adjustable	847	—	847	131,540	126	131,666

Current provision for employee benefits	3,192	350	3,542	2,976	331	3,307
$ not adjustable	3,192	137	3,329	2,976	123	3,099
U.F.	—	213	213	—	208	208

Other current non-financial liabilities	46,289	46,762	93,051	51,370	167,822	219,192
U.S Dollar	2,579	44,339	46,918	—	166,157	166,157
Real	28,116	—	28,116	28,094	—	28,094
Argentine pesos	4,978	—	4,978	5,230	—	5,230
Other currencies	5,500	—	5,500	11,626	—	11,626
$ not adjustable	5,115	1,695	6,810	6,419	865	7,284
U.F.	1	728	729	1	800	801

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2012			12-31-2011
	From 13 moths to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 moths to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,276,920	2,799,829	5,076,750	2,070,836	2,294,658	4,365,494

Other non-current financial liabilities	1,488,020	2,275,719	3,763,739	1,281,495	1,781,976	3,063,471
U.S Dollar	1,306,647	1,502,981	2,809,628	1,092,389	1,278,879	2,371,268
Real	3,488	18,145	21,633	6,462	690	7,152
$ not adjustable	1,387	—	1,387	1,568	—	1,568
U.F.	176,498	754,593	931,091	181,076	502,407	683,483

Bank Loans	362,698	21,526	384,224	406,754	769	407,523
U.S Dollar	359,210	3,381	362,591	400,292	79	400,371
Real	3,488	18,145	21,633	6,462	690	7,152

Financial Leases	65,909	8	65,917	69,108	698	69,806
$ not adjustable	1,387	—	1,387	1,568	—	1,568
U.F.	64,522	8	64,530	67,540	698	68,238

Other Loans	1,059,413	2,254,185	3,313,598	805,633	1,780,509	2,586,142
U.S Dollar	947,437	1,499,600	2,447,037	692,097	1,278,800	1,970,897
U.F.	111,976	754,585	866,561	113,536	501,709	615,245

Other non-current provisions	9,748	1,862	11,610	7,799	1,889	9,688
U.S Dollar	—	—	—	2,959	27	2,986
Euro	3,507	—	3,507	—	—	—
Real	6,241	—	6,241	4,840	—	4,840
Argentine pesos	—	1,862	1,862	—	1,862	1,862

Deferred tax liabilities	748,874	513,747	1,262,621	753,603	502,630	1,256,233
U.S Dollar	562,359	286,868	849,227	553,131	276,008	829,139
Real	180,546	—	180,546	200,339	—	200,339
Argentine pesos	5,611	226,642	232,253	—	226,222	226,222
Other currencies	224	—	224	—	156	156
$ not adjustable	134	237	371	133	244	377

Non-current provision for employee benefits	30,278	8,501	38,779	27,939	8,163	36,102
$ not adjustable	30,278	6,047	36,325	27,939	5,777	33,716
U.F.	—	2,454	2,454	—	2,386	2,386

Other non-current non-financial liabilities	105,351	4,062	109,413	120,710	3,879	124,589
U.S Dollar	87	500	587	123	—	123
Real	105,263	—	105,263	120,586	—	120,586
Argentine pesos	—	3,282	3,282	—	3,607	3,607
$ no reajustables	—	261	261	—	252	252
U.F.	1	19	20	1	20	21

Subsidiaries that use functional currency other than the U.S. Dollar are as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean Peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Peso
Controladora de Plagas Forestales S.A.	Chile	Chilean Peso

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

06-30-2012
ThU.S.$
Arauco Do Brasil S.A.	36,622
Arauco Forest Brasil S.A.	36,620
Arauco Florestal Arapoti S.A.	12,105
Arauco Distribución S.A.	(589)
Alto Paraná S.A.	4,037
Otras	(175)

Total Conversion Adjustment	88,620

Effect of exchange rate variations

	January-June		April-June
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$

Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	(6,198)	18,344	(15,817)	3,555

Conversion reserve	(91,637)	73,162	(130,111)	48,827

NOTE 12. BORROWING COSTS

Arauco capitalized interest on existing investment projects. For the recording of this capitalization, Arauco estimated the average rate of borrowing to finance these investment projects.

	January - June		April - June
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.11%	5.68%	5.09%	5.68%

Amount of the capitalized interest cost, property, presented as plant and equipment	7,713	2,485	7,100	1,167

NOTE 13. RELATED PARTIES

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each financial period correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

Detail of Relationship between Parent Company and Subsidiary

	Company Name	Country	Functional Currency	% Share 06-30-2012			% Share 12-31-2011
ID N°				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	—	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S. Dollar	—	—	—	—	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Real	1.5921	98.4069	99.9990	1.7629	98.2361	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9934	99.9934	—	99.9925	99.9925
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	—	99.9789	99.9789	—	99.9754	99.9754
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	97.4281	97.4281	—	97.4281	97.4281
—	Forestal Concepción S.A.	Panamá	U.S. Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9766	99.9766
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	99.9766	99.9766
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	—	—	—	9.9770	90.0221	99.9991
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
—	Inversiones Celco S.L.	Spain	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9932	99.9932	—	99.9923	99.9923
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9931	99.9931	—	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Unilin Arauco Pisos Ltda.(Ex-Arauco Pisos Laminados S.A.)	Brazil	Real	—	—	—	—	99.9990	99.9990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Salaries and Termination Benefits received by Key Management Personnel

	January - June		April - June
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Salaries and bonus	31,051	24,158	11,479	11,703
Diet Directory	1,125	804	241	411
Termination benefits	1,646	2,137	1,302	1,909
Total	33,822	27,099	13,022	14,023

Related Party Receivables

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	30 days	24	1
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	1	255
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	0	10
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,205	1,639
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	505	1,457
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	799	822
Fundación Educacional Arauco	71.625.000-8	Other related party	Chile	Chilean pesos	30 days	984	0
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	15	0
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	1,338	0
Eufores S.A	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	0	46,889
Forestal Cono Sur S.A	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	0	19,106
TOTAL						5,871	70,179

Related Party Receivables, non current

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	06/30/2012 ThU.S.$	12/31/2011 ThU.S.$
Eufores S.A.	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	91,343	0
Forestal Cono Sur S.A.	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	10,875	0
TOTAL						102,218	0

Related Party Payables

Name of Related party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	10,939	7,487
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	454	356
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Common director	Chile	Chilean pesos	30 days	4	4
Empresas Copec S.A.	90.690.000-9	Matriz	Chile	Chilean pesos	30 days	0	28
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	0	90
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	3	4
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	120	115
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	7	29
Servicios Corporativos Sercor S.A.	96.925.430-1	Associates	Chile	Chilean pesos	30 days	12	4
Puertos y Logística S.A.	82.777.100-7	Associates	Chile	Chilean pesos	30 days	0	162
Portuaria Sur de Chile S.A.	96.959.030-1	Associates	Chile	Chilean pesos	30 days	1,072	1,349
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	30 days	547	157
TOTAL						13,158	9,785

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions

Purchases

	Corresponding	Nature of	Country of	Currency	Transaction	06-30-2012	12-31-2011
Name of Related Party	ID Nº	Relationship	Origen	rate	Detail	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	2,927	4,849
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	Management service	149	296
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel	94,964	111,778
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	Transport and stowage	1,542	6,882
Portuaria Sur de Chile S.A.	96.959.030-1	Associates	Chile	Chilean pesos	Others purchases	3,242	2,122
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	35,758	69,819
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and logs	9,213	737
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	803	1,692
Puertos y Logística S.A.	82.777.100-7	Associates	Chile	Chilean pesos	Port services	65	7,454
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	188	435
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Logs and others	885	1,013
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other purchases	816	516

Sales
	Corresponding	Nature of	Country of	Currency	Transaction	06-30-2012	12-31-2011
Name of Related Party	ID Nº	Relationship	Origen	rate	Detail	ThU.S.$	ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	0	51,782
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	0	61,161
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Other Sales	0	1,406
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	2,613	9,285
EKA Chile S.A.	99.500.140-3	Associates	Chile	Chilean pesos	Electrical Power	10,993	34,818
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	4,540	8,897
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	12,801	28,543
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	21	742
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	391	2,081
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	1,479	23,259
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	135,788	79,620
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	12,143	24,444
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	0	27,629
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Common director	Chile	Chilean pesos	Electrical Power	9,836	1,430

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On June 7, 2012, ARAUCO and its Canadian affiliate named Arauco Canada Ltd., executed an agreement in which it was agreed that such affiliate shall purchase all of the shares of the Canadian company Flakeboard Company Limited, henceforth “Flakeboard”, one of North America’s main producers of wood panels used for the manufacture of furniture. The price agreed for the purchase of 100% of the shares of Flakeboard amounts to the sum of US$242.5 million, which shall be paid upon completion of the aforementioned conditions precedent, ARAUCO expects the operation to be materialized during the second semester of this current year.

Flakeboard is a company that directly and/or through its affiliates, possesses and operates seven paneling plants, with a joint production capacity for medium density fiberboards of 1.2 million cubic meters per year, a production capacity for particle board panels of 1.1. million cubic meters per year, and a production capacity of 180,000 cubic meters per year of melamine textured product.

Disclosure of Subsidiary Investments

Below are new investments or contributions to subsidiaries, which had no effect on results, except for the acquisition of assets by Arauco Panels USA, LLC.

On November 29, 2011, our subsidiary Arauco Wood Products, Inc. established a new wholly-owned subsidiary named Arauco Panels USA LLC and made a capital contribution of ThU.S.$62,711, which was effected in early 2012. Subsequently, on January 24, 2012, Arauco Panels USA LLC paid thU.S.$ 62,711 for an industrial plant that has a production line of MDF (medium density fiberboard) moldings and HDF (high density fiberboard), a production line of PB panels (particle board or chipboard), and two lines of Melamine products. The plant is located in Moncure, North Carolina, USA. Arauco tentatively estimated the market value of acquired net assets and recognized a gain on the operation of ThU.S.$ 16,263, which is being evaluated. Arauco has 12 months as from the date of acquisition to complete a final evaluation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

On December 20, 2011 Alto Parana has acquired 100% of the shares of Greenagro S.A. for a purchase price of ThU.S.$ 10,746 (MUS$ 6,972 has been paid at the end of 2011), becoming the controlling shareholder of Greenagro. This partnership will complement the productive activities related to industrial plant operations of the subsidiary Alto Parana S.A. located in town of Zárate, Province of Buenos Aires, Argentina. The price paid is representative of the market value of assets acquired, which mainly correspond to the land and plantations. Arauco made a provisional estimate of market value of net assets acquired, assigning the land the highest value of US$ 7.1 million, according to the requirements of IFRS 3. Arauco has 12 months from the date of acquisition to make a final evaluation.

On October 20, 2011, Arauco Pisos Laminados S.A. was incorporated in Brazil, (currently, Unilin Arauco Pisos Ltda. ) receiving from our subsidiary Arauco do Brasil S.A. a contribution of ThR$ 10 (ThU.S.$ 5 to June 30, 2012), equivalent to 100% of the participation. (See Note 16).

On June 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$ 5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

The following are the fair values at acquisition date of acquired assets and liabilities, which have been totality informed in Note 4:

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

The purchase of net assets by Arauco Panels USA, LLC, resulted in a negative goodwill which is presented in the income statement by function in the line Other gains (losses) and is shown in the table below:

Arauco Panels USA, LLC	2012 ThU.S.$
Amount paid	62,711
Fair value of assets and liabilities acquired	78,974
Negative goodwill	16,263

Details of the subsidiaries are described in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

In the months January, February and April 2012 have been made payments for a total of ThU.S.$ 13,492 as contribution of capital to the company Puerto de Lirquén S.A. (current Puertos y Logística S.A.). As a result, on June 30, 2012, Arauco held 20.28 % of the capital of such company.

On December 21, 2011, Arauco made a ThU.S.$ 3,302 contribution of capital to the company Puerto de Lirquen S.A. (current Puertos y Logística S.A.). As a result, at the end of 2011, Arauco had 20.20 % of the capital of such company.

On December 14, 2011, Arauco made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. This contribution did not change the percentage of participation in this company.

On November 17, 2011, our subsidiary Arauco Forest Brazil S.A., made a contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., representing an ownership interest of 43.05%. This investment was conducted in conjunction with Klabin S.A., one of the most important companies in the forestry sector located in Brazil.

At the same month, Centaurus Holding S.A. acquired 100% of the voting rights of the Brazilian company Florestal Vale do Corisco S.A., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens the position of Arauco in the forestry

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

sector in Brazil for the development of its industrial operations and ensures the supply of wood of future projects. Further, in the Statements of income by function presented in the line for Participation in Income (Loss) in associates and joint ventures accounted through equity method show a gain of ThU.S.$8,885 from adjustment of acquired net assets to fair value.

Currently Arauco Forest Brasil S.A. takes part directly in Florestal Vale do Corisco S.A. with a 49% of participation.

On March 29, 2011, Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal 1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood.

The following table shows information on Investments in Associates as of June 30, 2012 and December 31, 2011, respectively:

Name of Associate	Puertos y Logística S.A. (Ex Puerto de Lirquén S.A.)
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.2767%	20.20216%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 61,961	ThU.S.$ 46,238

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 35,863	ThU.S.$ 36,273

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 1,228	ThU.S.$ 1,153

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 33,940	ThU.S.$36,280

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 74	ThU.S.$70

Name of Associate	Consorcio Tecnológico Bioenercel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	To develop technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Percentage Share in Associate %	20%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 426	ThU.S.$ 311

Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%
	06-30-2012	12-31-2011
Investment in Associate	(ThU.S.$ 5,512)	ThU.S.$ 311

Name of Associate	Vale do Corisco S.A. (Ex Centaurus Holding S.A.)
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities.
Percentage Share in Associate %	49%	43.05%
	06-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 213,111	ThU.S.$ 218,972

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial Information of Associates

	06-30-2012
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	229,447	61,875
Non-current	1,081,772	298,919
Equity		950,425
Total Associates (*)	1,311,219	1,311,219

	12-31-2011
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity		961,383
Total Associates (*)	1,167,142	1,167,142

	06-30-2012	06-30-2011
	ThU.S.$	ThU.S.$
Income	167,030	81,928
Expenses	(157,035)	(82,320)
Net income (loss) (*)	9,995	(392)

(*)	Includes only Investment in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Investments in associates accounted for using the equity method, opening balance	886,706	498,204
Investment Changes in Associate and Joint Ventures Companies
Investments in associates, Additions	27,205	236,443
Investment in joint ventures, Additions	79,231	177,397
Equity in income (Loss) investments in associates	9,722	(1,012)
Equity in income (Loss) joint ventures	(18,299)	(10,885)
Dividends Received, Investments in Associates	(2,127)	(1,718)
Increase (Decrease) in foreign exchange translation of investment in associates	(19,069)	(12,972)
Other Increase (Decrease) in investment in associates	2,387	1,249
Changes in Associate Company Investments, Total	72,443	388,502
Investments accounted for using the equity method, closing balance	959,149	886,706

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Investments in associates	346,603	339,297
Investment in joint ventures	612,546	547,409
Investments accounted for using the equity method, closing balance	959,149	886,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES

Performed investments and contributions

In March 2012 the company Arauco do Brasil S.A. made a capital increase in the company Unilin Arauco Pisos Ltda. (ex Arauco Pisos Laminados S.A.) by contributing assets worth ThU.S.$ 24,990 (ThU.S.$ 12,453 at June 30, 2012) for the flooring line of the Pien location. In April 2012, Arauco sold a 50% interest to Mohwak Unilin International B.V. at ThR$ 12,500 (ThU.S.$ 6,229 at June 30, 2012), becoming a joint venture. This operation had no effect on income. This company is devoted to manufacturing, processing, industrialization and selling of wood laminate floors.

As of June 30, 2012, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, has made contributions to the Uruguayan companies that qualify as a joint venture, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., for a total of ThU.S.$ 79,231 (ThU.S.$ 177,397 as of December 31, 2011), with the Arauco Group holding a stake of 50% in the joint venture. This operation has no effects in Arauco’s consolidated interim financial statements.

The above mentioned contributions are being invested in the project known as “Montes del Plata”, in order to build a cutting edge cellulose production plant, with a guaranteed capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, department of Colonia, Uruguay.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains forestry equity of approximately 267 thousand hectares of land, of which 155 thousand hectares are planted.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following is summarized financial information of the more significant interests in joint ventures:

Celulosa y Energía Punta Pereira S.A.	06-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	91,397	127,470	13,921	73,878
Non-current	1,028,505	548,082	621,427	215,968
Equity		444,350		345,502
Total Joint Venture	1,119,902	1,119,902	635,348	635,348

Investment	222,175		172,750

	06-30-2012		06-30-2011
	ThU.S.$		ThU.S.$
Income	3,527		0
Expenses	(18,814)		(5,053)
Joint Venture Net Income (Loss)	(15,287)		(5,053)

Forestal Cono Sur S.A. (consolidated)	06-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	9,666	20,828	26,137	45,384
Non-current	296,132	37,616	288,733	13,289
Equity		247,354		256,197
Total Joint Venture	305,798	305,798	314,870	314,870

Investment	123,677		128,098

	06-30-2012		06-30-2011
	ThU.S.$		ThU.S.$
Income	1,869		1,717
Expenses	(10,712)		(7,686)
Joint Venture Net Income (Loss)	(8,843)		(5,969)

Eufores S.A. (consolidated)	06-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	67,358	60,031	44,531	165,823
Non-current	590,975	209,566	552,130	28,178
Equity		388,736		402,660
Total Joint Venture	658,333	658,333	596,661	596,661

Investment	194,298		201,260

	06-30-2012		06-30-2011
	ThU.S.$		ThU.S.$
Income	22,818		17,361
Expenses	(36,738)		(24,116)
Joint Venture Net Income (Loss)	(13,920)		(6,755)

Zona Franca Punta Pereira S.A.	06-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	15,047	26,136	40,067	29,241
Non-current	187,641	89,243	121,977	89,203
Equity		87,309		43,600
Total Joint Venture	202,688	202,688	162,044	162,044

Investment	43,655		21,800

	06-30-2012		06-30-2011
	ThU.S.$		ThU.S.$
Income	1,140		561
Expenses	(1,099)		(217)
Joint Venture Net Income (Loss)	41		344

Eka Chile S.A.	06-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	24,007	5,527	25,312	5,235
Non-current	30,294	3,638	30,446	3,521
Equity		45,136		47,002
Total Joint Venture	54,301	54,301	55,758	55,758

Investment	22,568		23,502

	06-30-2012		06-30-2011
	ThU.S.$		ThU.S.$
Income	36,997		38,654
Expenses	(35,568)		(35,897)
Joint Venture Net Income (Loss)	1,429		2,757

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

At the end of this accounting period, we had the following information:

Effects from the economic crisis

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation and using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations, which at the end of June 30, 2012, after discounting the provision, have a value of ThU.S.$1,400 (ThU.S.$ 1,600 as of December 31, 2011). To date, the Company is working on classification and management of these assets in order to have the approval of the administration for its subsequent sale.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effects of the fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities located at Itata highway, km. 21, were materially affected as a result of forest fires that affected the Province of Ñuble. This plant had a production capacity of 450 thousand cubic meters of panels per year.

The fire completely destroyed the machinery, equipment and facilities of the panel processing area, as well as administration buildings and storage rooms. It also affected the operations of the biomass energy generation plant. Operations were reinitiated on January 6, 2012.

Paneles Arauco S.A., as a subsidiary of Celulosa Arauco y Constitución S.A., has insurance covering the damages resulting from the fire. The policies generally cover assets, among which are the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

Related expenses to the damage produced by the fire were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the fire, are recognized only when there was sufficient supporting documentation and/or at the time of the receipt of the cash flows.

Regarding this claim, the financial statements as of June 30, 2012 include the following:

•	In Trade and other receivables, the amount of ThU.S.$ 56,803 relating to compensation not yet received associated with physical damage to Property, plant and equipment and Inventories.

•	In Property, plant and equipment, a provision of ThU.S$ 68,763 for physical damage.

•	In Inventories, the amount of ThU.S.$ 19,841 was written off.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

In April 2012, Arauco received the total amount of ThU.S.$ 50,000, as advance payment of compensation. Regarding this, it has been estimated that ThU.S.$ 15,000 relates to losses due to stoppage and ThU.S.$ 35,000 to physical damage.

Due to the complexity and magnitude of the claim, to date the liquidation process has not yet been completed.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brazil) were shut down due to the high cost of maintenance, with the consequential losses that this generated. The company registered ThU.S.$6,088 as impairment provision related to machinery and equipments.

Cash-Generating Unit with Impaired Assets

As of June 30, 2012 and December 31, 2011, the following impairment provisions related to Cash-Generating Units existed:

Cash-Generating Unit with Impaired Assets	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Panels Plant – Nueva Aldea	68,763	—
Bossetti sawmill	2,000	2,000
Lines of Curitiba plant	6,088	6,088
Total Impairment provision	76,851	8,088

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the fire as of June 30, 2012 and to December 31, 2011:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	06-30-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$ 4,534	ThU.S.$ 3,492

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami
	06-30-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$ 39,124	ThU.S.$ 39,124

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the date of these financial statements, most of the associated impairment provision relating to physical damage of property, plant and equipment as a result of the earthquake and tsunami has been reversed. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, the majority concluded at the year end of 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of June 30, 2012 this goodwill amounted to ThU.S.$ 52,217 (ThU.S.$ 56,267 at December 31, 2011). for a total of goodwill of ThU.S 55,071. The variation of this goodwill from Brasil is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil. Therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. (i)On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 argentine pesos (ThU.S. $ 92,315 at June 30, 2012), including capital, compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$ 1,302 at June 30, 2012).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010 the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I –

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

in the amount of $ 633,616,741 Argentine pesos (equivalent to ThU.S.$ 139,964 as of June 30, 2012), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii)Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $ 10,447,705 Argentine Pesos (ThU.S.$ 2,311 at June 30, 2012) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $ 1,634,914 Argentine Pesos (ThU.S.$ 361 at June 30, 2012), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8th, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling.

The case file was returned to Chamber I of the National Appeals Court of Adversarial Administrative Matters. On June 15th, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the Court on June 25th, 2012. On July 2nd, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted.

Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

3. The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5th, 2011, objections were submitted against said expert reports. The Court carried out a personal examination of the site on March 13, 14 and 15 of 2012. At the same time, ancillary proceedings are still pending in respect of the technical reports filed by the company in support of its objections against the expert reports. On August 25, 2005, the Chilean Servicio de Impuestos Internos

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

(the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

4. Regarding Licancel plant, on June 22, 2011 the Company was notified of civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on June 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, harm and suffering and an alleged contractual liability. On January 30, 2011 the plaintiffs requested the issuance of an order to produce evidence (auto de prueba). On January 2, 2012, the court provided “Documents-auto”. The case is pending issuance of the order to produce evidence.

5. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Appeals Court.

6. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim. The trial period began on December 28, 2011, ending on January 20, 2012. The case is currently for first instance veredict.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

7. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $ 20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff.

8. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A. subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling condemns jointly and severally to the Company to pay various compensations –excluded social security payments that are calculated until the day of the dismissal. The lawsuit was concluded with a favorable decision in favor of the plaintiff.

9. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, and compensation for the alleged moral harm personally experienced for her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged harm and suffering was not an issue in the judicial proceedings and, therefore no judgment on a condemn in that sense.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

10. On August 13, 2012, Bosques Arauco S.A. was served with a suit which sought damages. This claim was filed by Cooperativa Campesina Mundo Nuevo Limitado, and regards the forests which exist in Fundo Mundo Nuevo.

On August 22, 2012, Bosques Arauco S.A. submitted before the court two dilatory pleas, arguing the relative incompetence of the entertaining court, and that the lawsuit did not comply with the formal legal requirements for its submittal. The ruling of said defenses by the tribunal is still pending. This suit was filed before the Civil Court of Curanilahue, and its docket number is 208-2012.

11. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators blind Aserradores Arauco S.A., as considering that between that and Aserraderos Arauco S.A. would be a tacit mandate management, the administrator was acting on behalf and risk of Aserraderos Arauco S.A., society that ultimately assumed the risks of the business.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

12. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Currently, the process is in a fault condition, awaiting that the expert appointed by the Court submits his/her report. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3. 2012, the court issued a decision rejecting the claim, the ruling was appealed by the plaintiff and third adjuvant (Banco del Desarrollo). On April 13, 2012 Forestal Cholguan S.A. filed a request to lift the preliminary injunction, which is not yet resolved.

13. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16 Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Provisions as of June 30, 2012 and December 31, 2011 are as follow:

	06-30-2012	12-31-2011
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	9,402	8,607
Legal claims provision	9,273	8,405
Other provisions	129	202
Provisions, non-Current	11,610	9,688
Legal claims provision	6,098	6,702
Other provisions	5,512	2,986

Total Provisions	21,012	18,295

	06-30-2012
	Legal	Other
	Claims	Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	1,145	92	1,237
Used provisions	(151)	(180)	(331)
Increase (decrease) in foreign currency exchange	(730)	—	(730)
Other Increases (Decreases)	—	2,541	2,541
Total Changes	264	2,453	2,717
Closing balance	15,371	5,641	21,012

	12-31-2011
	Legal	Other
	Claims	Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
unused provision reversed	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Arauco holds the following main intangible assets:

Computer software

Rights

Disclosure of Identifiable Intangible Assets

	06/30/2012	12/31/2011
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	16,291	17,609
Computer software	8,691	9,217
Water rights	5,037	5,811
Other identifiable intangible assets	2,563	2,581
Classes of identifiable intangible Assets, gross	38,038	38,547
Computer software	30,438	30,155
Water rights	5,037	5,811
Other identifiable intangible assets	2,563	2,581
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(21,747)	(20,938)
Accumulated amortization and impairment, intangible assets	(21,747)	(20,938)
Computer software	(21,747)	(20,938)

Reconciliation between opening and closing book values

	06/30/2012
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Additions	1,176	—	—	1,176
Disposals	(312)	(773)	—	(1,085)
Amortization	(995)	—	—	(995)
Increase (decrease) in foreign currency conversion	(705)	(1)	(18)	(724)
Others Increases (Decreases)	310	—	—	310
Changes Total	(526)	(774)	(18)	(1,318)
Closing Balance	8,691	5,037	2,563	16,291

	12/31/2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Amortization	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

		Minimun life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Arauco’s biological assets are its forestry plantations of mainly radiata and taeda pine and a lesser degree of eucalyptus. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.6 million hectares, of which 936 thousand hectares are used for forestry planting, 385 thousand hectares are native forest, 152 thousand hectares are used for other purposes and 78 thousand hectares will be planted.

As of June 30, 2012, the logs production volume totaled 9.1 million cubic meters (9.8 million cubic meters as of June 30, 2011).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forest equity is projected assuming that total volume does not decrease and a minimum demand equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, and as of June 30, 2012 amounted to ThU.S.$ 77,430 (ThU.S.$ 114,969 as of June 30, 2011). Additionally, cost of sales include a higher cost of ThU.S.$ 97,967 as of June 30, 2012 (ThU.S.$ 117,951 as of June 30, 2011) resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 8%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following chart show changes in the balance of biological assets considering variations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(122,787)
	-0.5	129,730
Margins (%)	10	392,541
	-10	(392,541)

Differences in the valuation of biological assets in the discount rate and the margins are recorded in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of June 30, 2012, Arauco’s investment in Uruguay represented a total of 134 thousand hectares, of which 77 thousand hectares are allocated to plantations, 6 thousand hectares to native forest, 44 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of June 30, 2012, the fair value of these forests reached ThU.S.$ 2,519 (ThU.S.$ 9,322 as of December 31, 2011).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	06/30/2012	12/31/2011
	ThU.S.$	ThU.S.$
Current	242,326	281,418
Non-current	3,444,371	3,463,166
Total	3,686,697	3,744,584

Biological Assets Movement

06/30/2012
Movement	ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	60,223
Decreases due to Sales	(1,147)
Decreases due to Harvest	(159,291)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	77,430
Increases (decreases) in Foreign Currency Translation	(31,870)
Loss of forest due to fires	(2,708)
Other Increases (decreases)	(524)

Total Changes	(57,887)

Closing Balance	3,686,697

12/31/2011
Movement	ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(16,897)
Other Increases (decreases)	(1,120)
Total Changes	(46,374)

Closing Balance	3,744,584

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of June 30, 2012 and December 31, 2011, Arauco made the following disbursements related to its main environmental projects:

	06-30-2012	Disbursements undertaken 2012				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	254	Assets	Property, plant and equipment	4,955	2012
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2012
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,825	Assets	Property, plant and equipment	5,397	2012
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	942	Assets	Property, plant and equipment	1,117	2012
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,232	Assets	Property, plant and equipment	858	2012
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,301	Assets	Property, plant and equipment	1,009	2012
Alto Parana S.A.	Construction emisario	In process	39	Assets	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	70	Assets	Property, plant and equipment	2,658	2012
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	339	Assets	Property, plant and equipment	4,507	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	11	Assets	Property, plant and equipment	533	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	506	Expense	Administration expenses	1,143	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	107	Assets	Property, plant and equipment	130	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	950	Expense	Operating cost	1,039	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	173	Expense	Administration expenses	170	2012
Forestal Celco S.A.	Environmental improvement studies	In process	286	Expense	Administration expenses	422	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	47	Expense	Administration expenses	126	2012

		TOTAL	11,082			25,192

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2011	Disbursements undertaken 2011				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construccion Emisario	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products because of events happened between 2008 and 2009 year, have led Arauco’s Management on December, 2010 to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, renewed efforts were begun to sell the assets involved. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected due to the pursuit of beneficial transactions.

Information on the main types of non-current assets held for sale:

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Land	5,011	5,011
Buildings	5,739	5,739
Property, plant and equipment	4,182	4,543
Total	14,932	15,293

As of June 30, 2012 there has not been effect recognized in the item Other Operating Expenses related to impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of June 30, 2012 and December 31, 2011. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	June 2012		December 2011
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets

Fair value with change in Income and Loss (negotiation) (1)	145,780	145,780	155,751	155,751
Interest Rate Swaps	0	0	0	0
Forward	0	0	0	0
Mutual funds (2)	145,780	145,780	155,751	155,751
Loans and Accounts Receivables	1,094,347	1,094,347	907,898	907,898
Cash and cash equivalents	325,055	325,055	160,150	160,150
Cash	43,651	43,651	31,624	31,624
Fixed term Deposits	279,012	279,012	128,526	128,526
Agreements	2,392	2,392	0	0
Accounts Receivables (net)	769,292	769,292	747,748	747,748
Trades and Notes Receivables	600,692	600,692	639,761	639,761
Leases	4,209	4,209	5,841	5,841
Other Debtors	164,391	164,391	102,146	102,146
Related party receivables	108,089	108,089	70,179	70,179
Related party receivables	108,089	108,089	70,179	70,179
Hedging	42,828	42,828	25,812	25,812
Swap foreign exchange	41,723	41,723	24,650	24,650
Provision of the guarantee	1,105	1,105	1,162	1,162

Financial Liabilities, Total	4,403,417	4,622,858	3,719,321	3,924,976
Financial Liabilities at amortized cost (3)	4,374,382	4,593,823	3,680,180	3,885,835
Bonds issued in Dollars	2,485,248	2,693,214	1,985,244	2,186,270
Bonds issued in UF (4)	888,036	905,449	634,670	653,561
Banck Loans in Dollars	470,519	466,435	574,665	561,476
Banck Loans in other currencies	41,420	39,566	18,676	17,602
Financial Leasing	65,929	65,929	69,852	69,852
Trades and other Payables	423,230	423,230	397,073	397,073
Financial liabilities with change in Income and Loss	2,174	2,174	3,612	3,612
Related party payables	13,158	13,158	9,785	9,785
Related party payables	13,158	13,158	9,785	9,785
Hedging	13,703	13,703	25,744	25,744
Swap	12,186	12,186	24,835	24,835
Forward	1,517	1,517	909	909

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt of financial debt as of June 30, 2012 and December 31, 2011

	June 2012	December 2011
	ThU.S.$	ThU.S.$
Obligations with banks and financial institutions long term - short term portion	85,095	85,124
Bonds - short term portion	71,872	58,607
Total	156,967	143,731

The following table shows Arauco’ net debt to equity ratio level as of June 30, 2012 and December 31, 2011

	June 2012	December 2011
	ThU.S.$	ThU.S.$
Financial debt, current	199,599	244,471
Financial debt, non-current	3,751,553	3,038,636
Total	3,951,152	3,283,107
Cash and cash equivalent	(470,835)	(315,901)
Net financial debt	3,480,317	2,967,206
Non-controlling participation	79,459	90,543
Net equity attributable to parent company	6,919,419	6,939,607
Total consolidated equity	6,998,878	7,030,150

Total net debt to equity ratio	0.50	0.42

The following chart shows others Financial Liabilities, current and non current, and Trade and other current payables as of June 30, 2012 and December 31, 2011

	Total
June 2012	Current ThU.S.$	Non Current ThU.S.$	Total
UF	21,475	866,561	888,036
U.S. Dollars	50,397	2,434,851	2,485,248
Bonds obligations, Total	71,872	3,301,412
U.S. Dollars	107,928	362,591	470,519
Others currencies	19,787	21,633	41,420
Loans with banks, Total	127,715	384,224
Financial Leasing, Total	12	65,917	65,929
Swaps y Forward, Total	3,691	12,186	15,877

Other Financial Liabilities Current and Non Current, Total	203,290	3,763,739	3,967,029
Trades and Other Payables, Total	423,230	0	423,230
Related party payables, Total	13,158	0	13,158

Financial Liabilities, Total	639,678	3,763,739	4,403,417

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	Total
December 2011	Current ThU.S.$	Non Current ThU.S.$	Total
UF	19,425	615,245	634,670
U.S. Dollars	39,182	1,946,062	1,985,244
Bonds obligations, Total	58,607	2,561,307
U.S. Dollars	173,949	400,371	574,320
Others currencies	11,869	7,152	19,021
Loans with banks, Total	185,818	407,523
Financial Leasing, Total	46	69,806	69,852
Swaps y Forward, Total	4,521	24,835	29,356

Other Financial Liabilities Current and Non Current, Total	248,992	3,063,471	3,312,463

Trades and Other Payables, Total	397,073	0	397,073
Related party payables, Total	9,785	0	9,785

Financial Liabilities, Total	655,850	3,063,471	3,719,321

Fair Value Financial Assets with Changes in Income and Loss (Trading)

Fair value financial assets with changes in income and loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	June 2012 ThU.S.$	December 2011 ThU.S.$	Period Variation

Fair value with changes in income and loss (negotiation)	145,780	155,751	-6%
Mutual Funds	145,780	155,751	-6%

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has decreased its position in this type of instrument by 6% as compared with December 2011.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, resale agreements, trades and other receivables current and non-current.

	June 2012 ThU.S.$	December 2011 ThU.S.$
Loans and Receivables	1,094,347	907,898
Cash and Cash Equivalents	325,055	160,150
Cash	43,651	31,624
Fixed Term Deposits	279,012	128,526
Financial instruments under resale agreements	2,392	0
Receivables (Net)	769,292	747,748
Trades and Other Notes receivables	604,901	645,602
Other Debtors	164,391	102,146

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and resale agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table shows cash and cash equivalents (the balance of mutual funds is included in this note according to its valuation, as instrument to fair value through profit or loss) classified by currency of origin as of June 30, 2012 and December 31, 2012.

	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$

Cash and Cash Equivalents	470,835	315,901
US Dollar	365,889	196,546
Euro	21,194	58,328
Other currencies	62,699	47,410
$ no adjustable	21,053	13,617

Fix Term Deposits and Resale Agreements: The objective of this instrument is to maximize short-term returns of cash. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Trades and account receivables, current and non-current by currencies as of June 30, 2012 and December 31, 2011

	06-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Trades and account receivables, current	762,057	740,416
US Dollar	497,287	500,790
Euros	29,171	25,800
Other currencies	121,415	127,871
$ no adjustable	111,777	82,754
U.F.	2,407	3,201

Trades and account receivables, non current	7,235	7,332
US Dollar	400	641
$ no adjustable	3,636	2,538
U.F.	3,199	4,153

The following table summarizes Arauco’s financial assets at closing balance:

	June	December
	2012	2011
	ThU.S.$	ThU.S.$
Financial Assets	1,240,127	1,063,649
Fair Value with changes in Income	145,780	155,751
Loans and receivables	1,094,347	907,898

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

		June	December	June	December
		2012	2011	2012	2011
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,374,382	3,680,180	4,593,823	3,885,834
Bonds Issued	U.S. Dollar	2,485,248	1,985,244	2,693,214	2,186,270
Bonds Issued	U.F.	888,036	634,670	905,449	653,561
Bank Loans	U.S. Dollar	470,519	574,665	466,435	561,476
Bank Loans	Other currencies	41,420	18,676	39,566	17,602
Financial Leasing	Other currencies	1,387	1,468	1,387	1,468
Financial Leasing	UF	64,542	68,384	64,542	68,384
Trades and Other Payables	U.S. Dollar	80,829	73,995	80,829	73,995
Trades and Other Payables	Euro	25,461	43,392	25,461	43,392
Trades and Other Payables	Other currencies	78,696	43,471	78,696	43,471
Trades and Other Payables	$ no adjustable	235,125	232,893	235,125	232,893
Trades and Other Payables	UF	3,119	3,322	3,119	3,322

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of June 30, 2012 and December 31, 2011

	June 2012
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Loans that accrue interest	199,599	3,751,553	3,951,152
Trades and Other Payables	423,230	0	423,230
Total Financial Liabilities	622,829	3,751,553	4,374,382

	December 2011
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Loans that accrue interest	244,471	3,038,636	3,283,107
Trades and Other Payables	397,073	0	397,073
Total Financial Liabilities	641,544	3,038,636	3,680,180

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a swap exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 40%, generated mainly by a decrease in the horizon of the time in flows to be discounted.

	Fair value
	June	December
	2012	2011	Period
	ThU.S.$	ThU.S.$	Variation
Fair value Financial Liabilities with changes in income and loss	2,174	3,612	-40%
Swap	2,174	3,612	-40%

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	June 2012 ThU.S.$	December 2011 ThU.S.$
Total Financial Liabilities	4,378,073	3,709,536
Financial Liabilities at fair value with changes in income (negotiation)	2,174	3,612
Hedging Liabilities	1,517	25,744
Financial Liabilities Measured at Amortized Cost	4,374,382	3,680,180

Effect on Other Comprehensive Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	January - June		April - June
	2012	2011	2012	2011
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(25,914)	(14,079)	0	0
Fair value variation	24,787	6,881	(23,744)	20,327
Covered bond exchange difference	(30,859)	(10,969)	18,477	(21,035)
Higher financial expense to incomes	2,635	3,187	1,367	1,405
Swaps liquidations	(2,865)	(3,282)	(315)	(587)
Tax	1,522	1,043	424	588
Closing balance	(30,694)	(17,219)	(3,791)	698

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Effect on Income

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Assets
At fair value with changes in income	Swap	1,438	2,276
	Forward	(4,332)	(1,443)
	Mutual Funds	256	3,041
	Total	(2,638)	3,874	—	—

Loans and Receivables	Fix terms deposits	4,465	8,676
	Repurchased agreements	387	115
	Trades and Other receivables	—	—	1,416	2,657
	Total	4,852	8,791	1,416	2,657

Hedges Instruments	Cash flow swap	(2,635)	(3,187)
	Total	(2,635)	(3,187)
Liabilities
At amortized cost	Bank loans	(5,773)	(4,209)
	Bond issued obligations	(80,185)	(87,270)
	Total	(85,958)	(91,479)	—	—

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated June 30, 2012, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value June 2012	Methodology Fair Value
Thousands of dollars		Level I	Level II	Level III
Financial Assets Fair value
Swap (assets)	41,723	—	41,723	—
Forward	—	—	—	—
Mutual Funds	145,780	145,780	—	—
Provision of the guarantee	1,105	—	1,105	—
Financial Liabilities Fair value
Swap (liabilities)	14,360	—	14,360	—
Forward (liabilities)	1,517	—	1,517	—

Hedging Instruments

Hedging instruments registered as of as of June 30, 2012 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded exchange rate swaps resulting at fair value for a total of ThU.S.$ 41,722, an active position while in passive possessing has ThU.S.$ 12,186. These are presented in the Statement of Financial Position in the line other financial assets non-current an other financial liabilities non-current respectively. There are

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

also forward of ThU.S.$ 1,517, which is presented in the Consolidated Balance Sheet in Other current financial assets. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$ 35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$ 6,944 as of June 30, 2012. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$ 7,433 as of June 30, 2012. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 4,631 as of June 30, 2012. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 5,146 as of June 30, 2012. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 5,137 as of June 30, 2012. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 5,543 as of June 30, 2012. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$ 4,807 as of June 30, 2012. This contract expires on October 30, 2014.

Contract 6: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 3.96% annually, and pays semi-annual interest (In April and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.29%. The market value amounts to ThU.S.$ 281 as of June 30, 2012. This contract expires on October 30, 2021.

Contract 7: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interest (In April and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.23%. The market value amounts to ThU.S.$ 500 as of June 30, 2012. This contract expires on October 30, 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made five cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$ -2,442 as of June 30, 2012. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$ -2,442 as of June 30, 2012. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$ -2,611 as of June 30, 2012. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$ -2,350 as of June 30, 2012. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$ -2,068 as of June 30, 2012. This contract expires on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Hedging Swaps E Series Bond

Hedging Objective

In November 2008 Arauco placed a series E bond for a total UF 1,000,000, with a coupon of 4.00%, payable semi-annually. To mitigate the risk of exchange rate Arauco performed a cross-currency swap contract, which fully covered the amount of the bond issued:

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 3.36%. The market value amounts to ThU.S.$ 1,300 as of June 30, 2012. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Hedging Swaps P Series Bond

Hedging Objective

Arauco placed an P series bond in April 2012 for an amount of 5,000,000 UF at an annual rate of 4.00% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of U.S.$ 46.47 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.39%. The market value amounts to ThU.S.$ -273 as of June 30, 2012. This contract expires on November 15, 2021.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial covenants of the Company are as follows:

Instrument	Amount at 06/30/2012 (ThU.S.$)	Amount at 12/31/2011 (ThU.S.$)	Interest Coverage >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	888,036	634,670	N/A	Ö	N/A
Forestal Río Grande S.A. Loan	52,080	69,440	Ö(3)	N/A	Ö(3)
Bilateral BBVA Bank Loan	192,482	216,426	Ö	Ö	N/A
Bilateral Scotiabank Loan	198,285	198,925	Ö	Ö	N/A
Other Loans	69,092	108,550	No Financial Covenants Required
Foreign Bonds	2,485,248	1,985,244	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial covenants on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of June 30, 2012 and December 31, 2011, Arauco has complied with all financial covenants.

Debt instruments ratings as of June 30, 2012, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s (4)	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB+	Baa2	—

(4)	Negative Outlook

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousands of U.S. Dollars) as of June 30, 2012 and December 31, 2011, are as follows:

Thousands of dollars	06-30-2012	12-31-2011
Equity	6,998,878	7,030,150
Bank loans	511,939	593,341
Financial leasing	65,929	69,852
Bonds	3,373,284	2,619,914

Capital	10,950,030	10,313,257

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial securities are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from April 04, 2012). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company (AA- Fitch Ratings from December 7, 2011). These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 72 million in June 2012. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

During the first semester of 2012, Arauco’s consolidated sales amounted to ThU.S.$ 2,047,162 that according to the agreed term of sales, 66.73% correspond to credit sales, 24.58% to sales with letters of credit, and 8.69 % to other classes of sales.

As of June 30, 2012, Arauco’s Sales Debtors amounted to ThU.S.$ 589,335 that according to the agreed term of sales, 70.70% corresponded to credit sales, 23.05% to sales with letters of credit and 6.25% to other classes of sales, distributed among 1,936 clients. The client with the highest open account debt did not exceed 3.18% of total receivables at that date.

Arauco makes no loan refinancing or renegotiations with customers.

The receivables covered by the different insurance and guarantee policies reaches 97.79%, therefore, Arauco’s exposure portfolio is 2.21%.

Secured debt analysis Open Account	ThU.S.$	%
Total trade receivable Open Account	416,661	100.00%
debt secured(*)	407,447	97.79%
debt unsecured	9,214	2.21%

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	June 2012 Th.U.S.$	December 2011 Th.U.S.$
Current Receivables

Trades and Notes Receivable	599,348	639,182
Financial lease debtors	2,447	3,261
Other Debtors	160,262	97,973
Net subtotal	762,057	740,416

Trades and Notes Receivable	617,661	658,925
Financial lease debtors	2,508	3,356
Other Debtors	165,262	102,951
Gross subtotal	785,431	765,232

Estimated Trades and Uncollectable Notes - Bad Debt	18,313	19,743
Estimated Financial leases	61	95
Estimated Miscellaneous - Bad debt	5,000	4,978
Subtotal Bad Debt	23,374	24,816

Non Current Receivables

Trades and Notes Receivable	1,344	579
Financial lease debtors	1,762	2,580
Other Debtors	4,129	4,173
Net Subtotal	7,235	7,332

Trades and Notes Receivable	1,344	579
Financial lease debtors	1,788	2,580
Other Debtors	4,129	4,173
Gross subtotal	7,261	7,332

Estimated Trades and Uncollectable Notes - Bad Debt	—	—
Estimated Financial leases	26	—
Estimated Miscellaneous - Bad debt	—	—
Subtotal Bad Debt	26	—

The following table shows the movement of the allowance for doubtful accounts at As of June 30, 2012 and December 31, 2011:

	06-30-2012 Th.U.S.$	31-12-2011 Th.U.S.$
Opening balance	24,816	21,333
Increase	52	6,352
Increase (decrease) by foreign exchange	(48)	38
Reverse provision	(1,420)	(2,907)
Closing balance	23,400	24,816

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the risk rating of mutual funds outstanding As of June 30, 2012 and December 31, 2011

		2012 Th.U.S.$	2011 Th.U.S.$
N-1	AAAfm	145,360	155,246
N-2	AAfm	420	505
		145,780	155,751

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of June 30, 2012, 87.32% is current, 8.47% is between 1 and 15 days past due, 1.32% is between 16 and 30 days past due, 0.43% is between 31 and 60 days past due, 0.09% is between 61 and 90 days past due, 2.46 % is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

June 30, 2012

Accounts receivables in installments 2012

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 180	Total
ThU.S.$	514,613	49,941	7,755	2,556	0	0	14,470	589,335
%	87.32	8.47	1.32	0.43	0	0	2.46	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2012

Accounts receivables in installments 2011

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67	7.94	1.59	0.16	0.46	0.77	1.41	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$13.95 million which represents 0.082% of total sales during this period.

Sales debtor impairment as a

percentage of total sales

	2012	2011	2010	2009	2008	Last 5 years
Sales Debtors Impairment	0.004%	0.15%	0.01%	0.03%	0.16%	0.082%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first semester of 2012 amounts to ThU.S.$ 145.61, which represents 19.85% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

June 30, 2012 (1):

				Maturity							Total
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	118	0	0	135	0	0	0	118	135	Monthly	7.20%	7.20%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	132	0	0	55	0	0	0	132	55	Monthly	7.20%	7.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	24,482	24,000	98,025	48,449	0	0	48,482	146,474	(i) semiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	49	0	0	0	121	0	0	49	121	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	160	0	0	0	370	0	0	160	370	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	0	35	19	0	367	0	0	54	367	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	65	0	0	733	1,144	2,473	642	65	4,992	Monthly	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	174	0	0	0	192	0	0	174	192	Maturity	7.10%	7.10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	416	0	0	0	0	0	0	416	0	Monthly	11.25%	11.25%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	0	0	0	0	0	0	66	0	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	27	25	333	79	6	464	Maturity	3.30%	3.30%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	62	0	0	0	130	0	0	62	130	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	34	0	0	0	93	0	0	34	93	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	259	0	0	0	769	0	0	259	769	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	260	0	0	0	586	0	0	260	586	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	21	0	0	0	0	6,753	21	6,753	Maturity	TJLP + 2,91%	TJLP + 2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	13	0	0	0	0	4,053	13	4,053	Maturity	TJLP + 3,91%	TJLP + 3,91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	3	23	0	0	0	0	2,979	26	2,979	Maturity	Cesta Moedas +2,91%	Cesta Moedas +2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	18	0	0	0	0	4,500	18	4,500	Maturity	TJLP + 5,11%	TJLP + 5,11%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	0	218	202,979	0	0	0	218	202,979	Maturity	1.66%	1.66%
—	Alto Parana S.A.	U.S. Dollar	Banco Galicia- Argentina	0	8,304	0	0	0	0	0	8,304	0	Maturity	3.70%	3.70%
—	Alto Parana S.A.	U.S. Dollar	Banco Galicia- Argentina	0	0	5,555	0	0	0	0	5,555	0	Maturity	5.50%	5.50%
—	Alto Parana S.A.	U.S. Dollar	Citibank-Argentina	0	0	2,019	0	0	0	0	2,019	0	Maturity	4.50%	4.50%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	0	3,329	5,052	0	0	0	0	8,381	0	Maturity	4.25%	4.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	8,911	0	0	0	0	0	0	8,911	0	Maturity	16.60%	16.60%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	8,908	0	0	0	0	0	0	8,908	0	Maturity	16.50%	16.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	0	0	0	220	0	0	67	220	Monthly	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,224	0	25,713	17,197	0	0	0	34,937	17,197	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	28,914	36,225	62,576	319,151	52,466	2,806	19,006	127,715	393,429

				Maturity							Total
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	15,050	23,192	0	0	0	15,050	23,192	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,212	27,220	27,220	27,220	374,084	2,212	455,744	(i) semiannual; (k) Maturity	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	673	0	91,768	0	0	0	673	91,768	(i) semiannual; (k) Maturity	2.40%	2.24%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,423	0	20,866	20,866	20,866	240,904	2,423	303,502	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,117	18,310	18,310	18,310	297,649	1,117	352,579	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	34,425	301,868	0	0	1,004	336,293	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	72,500	72,500	72,500	512,663	15,205	730,163	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	18,750	18,750	129,333	0	2,734	166,833	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	0	0	307,191	0	0	0	7,303	307,191	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	409,929	0	0	0	4,047	409,929	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	40,000	40,000	40,000	433,257	8,889	553,257	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	47,500	47,500	47,500	558,409	11,215	700,909	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	42,612	5,830	23,430	1,111,651	547,014	355,729	2,416,966	71,872	4,431,360

				Vencimientos							Total
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	6	6	0	0	0	0	0	12	0	Monthly	4.50%	4.50%
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	0	0	0	11,558	1,212	0	0	0	12,770	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	0	1,503	0	0	0	0	1,503	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	0	0	0	1,550	223	0	0	0	1,773	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	0	0	0	23,416	7,533	2	0	0	30,951	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	0	0	0	3,265	339	0	0	0	3,604	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	0	0	0	2,292	348	0	0	0	2,640	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	0	0	0	7,781	3,501	7	0	0	11,289	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	0	0	0	61	31	0	0	0	92	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	0	0	0	83	11	0	0	0	94	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	0	0	0	228	0	0	0	0	228	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	0	0	0	323	109	0	0	0	432	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	0	0	0	443	98	0	0	0	541	Monthly	—	—

			Total	6	6	0	52,503	13,405	9	0	12	65,917

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2011 (1):

				Maturity							Total
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—	127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—	143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,426	24,000	98,501	72,795	—	—	48,426	171,296	(i) semiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—	—	—	—	10,016	—	Maturity	0.95%	0.95%
—	Arauco do Brasil S.A.	Real	Banco HSBC- Brasil	53	—	—	—	157	—	—	53	157	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—	173	484	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—	4,419	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714	70	5,430	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—	189	94	Maturity	TJLP + 1,10%	TJLP + 1,10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—	3,124	—	Monthly	11.25%	11.25%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—	45	242	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80	6	470	Maturity	3.30%	3.30%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	67	—	—	—	174	—	—	67	174	Monthly	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	37	—	—	—	119	—	—	37	119	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	280	—	—	—	966	—	—	280	966	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	281	—	—	—	771	—	—	281	771	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Santander-Brasil	2,789	—	—	—	—	—	—	2,789	—	Maturity	6.75%	6.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado-Chile	50,086	—	—	—	—	—	—	50,086	—	Maturity	0.93%	0.93%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	20,025	—	—	—	—	—	—	20,025	—	Maturity	0.37%	0.37%
	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	212	204,272	—	—	—	212	204,272	Maturity	1.59%	1.59%
—	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia- Argentina	—	5,013	—	—	—	—	—	5,013	—	Maturity	1.10%	1.10%
	Industrias Forestales S.A.	U.S. Dollar	Citibank-Argentina	—	—	5,010	—	—	—	—	5,010	—	Maturity	1.00%	1.00%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	72	—	—	—	—	264	—	72	264	Monthly	0%	0%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—	35,155	34,478	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	91,383	29,464	64,971	338,450	77,008	3,311	794	185,818	419,563

				Maturity							Total
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—	14,370	29,664	(i) semiannual; (k) Maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903	2,107	435,752	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—	640	88,171	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876	2,308	292,019	(i) semiannual; (k) Maturity	3.23%	3.22%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—	1,004	344,639	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405	15,205	747,905	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—	2,734	171,487	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—	7,303	314,631	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—	4,047	420,037	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850	8,889	562,850	(i) semiannual; (k) Maturity	5.02%	5.00%

			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034	58,607	3,407,155

				Maturity							Total
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	6	12	28	0	0	0	0	46	—	Monthly	4.50%	4.50%
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	0	0	0	13,086	0	0	0	0	13,086	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	0	2,040	0	0	0	0	2,040	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	0	0	0	2,495	1	0	0	0	2,496	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	0	0	0	33,446	492	0	0	0	33,938	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	0	0	0	4,079	0	0	0	0	4,079	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	0	0	0	2,978	0	0	0	0	2,978	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	0	0	0	9,417	205	0	0	0	9,622	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	0	0	0	99	0	0	0	0	99	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Santander	0	0	0	104	0	0	0	0	104	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	0	0	0	301	0	0	0	0	301	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	0	0	0	469	0	0	0	0	469	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	0	0	0	594	0	0	0	0	594	Monthly	—	—

			Total	6	12	28	69,108	698	0	0	46	69,806

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds about U.S.$ 44 million as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of June 30, 2012, the assets covered by an indirect guarantee amounted to U.S.$ 609 million. In contrast to the direct guarantees, indirect guarantees are given to secure the obligation assumed by a third party.

On September 29, 2011, Arauco signed a Security Agreement under which it awarded a joint and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of U.S.$ 454,000,000 and the Finnevera Guaranteed Facility Agreement in the amount of U.S.$ 900,000,000. Both loan agreements were signed with the International Development Bank. Such guarantee is reflected in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Forestal Valdivia S.A.	Guarantee Letter	—	Chilean Pesos	816	Agrícola Cinco Hermanos Ltda.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	85	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	433	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	168	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	475	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Guarantee Letter	—	US Dollar	4,455	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of ADB	—	US Dollar	30,130	BNDES
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	529	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	468	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	695	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	263	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	634	Banco Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	218	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	281	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,444	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	152	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	732	Banco do Brasil S.A.
Arauco do Brasil S.A.	Guarantee Letter	—	US Dollar	1,923	Tradener Ltda.

		Total		43,901

INDIRECT

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative		US Dollar	339,139	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (tenedores bonos 144 A)
		Total		609,139

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate as of June 30, 2012 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of +/- 0.19% (equivalent to ThU.S.$ 1,789), on the income after tax and +/- 0.79% (equivalent to ThU.S.$ 2,381) and 0.03% on equity (equivalent to ThU.S.$ 2,381).

The main financial instrument subject to the risk in exchange rate corresponds to local bonds issued in UF and are not covered by the swaps described in coverage chapter.

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the balance sheet date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.79% (equivalent to ThU.S.$ 410) and a change on the heritage of +/- 0.01% (equivalent to ThU.S.$ 410).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2012, 11% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.01% (equivalent to ThU.S.$ 8) and +/- 0.001% (equivalent to ThU.S.$ 8) on equity.

Thousands of dollars	June 2012	Total
Fixed rate	3,537,863	89.5%
Bonds issued	3,373,284
Loans with Banks (*)	98,650
Financial leasing	65,929
Variable rate	413,289	10.5%
Bonds issued	0
Loans with Banks	413,289
Total	3,951,152	100.0%

Thousands of dollars	December 2011	Total
Fixed rate	2,864,494	87.2%
Bonds issued	2,619,914
Loans with Banks (*)	174,728
Financial leasing	69,852
Variable rate	418,613	12.8%
Bonds issued	0
Loans with Banks	418,613
Total	3,283,107	100.0%

(*)	Include bank loans to Floating rates with swap to a fixed rate.

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of June 30, 2012, operational income due to pulp sales accounted for 44.7% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 32.90% (equivalent to U.S.$ 209 million), on the income after tax and +/- 30.05% (equivalent to U.S.$ 117 million) and +/- 1.81% (equivalent to U.S.$ 147 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 7 industrial plants, 3 in Chile, 2 in Argentina and 2 in Brazil, the Company has a total annual production capacity of 3.1 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 936 thousand hectares are used for plantations, 385 thousand hectares for native forests, 152 thousand hectares for other uses and 78 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 134 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summary financial information of assets, liabilities, income and results at the end of each period:

Period ended June 30, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	982,283	364,626	79,690	604,222	16,341	0	2,047,162	0	2,047,162
Ordinary activity income among segments	20,881	9	487,985	6,140	15,422	0	530,437	(530,437)	0

Financial income	0	0	0	0	0	8,900	8,900	0	8,900
Financial costs	0	0	0	0	0	(103,388)	(103,388)	0	(103,388)
Financial costs, net	0	0	0	0	0	(94,488)	(94,488)	0	(94,488)

Depreciation and amortizations	72,522	10,154	5,510	24,093	2,067	1,355	115,701	0	115,701
Sum of significant income accounts	0	0	43,890	0	0	0	43,890	0	43,890
Sum of significant expense accounts	0	4,855	2,583	14,430	0	0	21,868	0	21,868

Income (loss) of each specific segment	182,716	34,055	9,345	72,126	(1,303)	(181,425)	115,514	0	115,514

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	9,722	9,722	0	9,722
Joint ventures	(7,623)	0	(11,382)	(8)	0	714	(18,299)	0	(18,299)

Income tax expense	0	0	0	0	0	(13,411)	(13,411)	0	(13,411)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	80,613	30,645	74,798	204,435	189	425	391,105	0	391,105
Acquisition and contribution of investments in associates and joint venture	79,390	0	822	3,713	0	13,490	97,415	0	97,415

Nationality of Ordinary Income
Ordinary income (Chilean companies)	876,280	338,365	50,109	293,968	383	0	1,559,105	0	1,559,105
Ordinary income - foreign (Foreign companies)	106,003	26,261	29,581	310,254	15,958	0	488,057	0	488,057
Total Ordinary Income	982,283	364,626	79,690	604,222	16,341	0	2,047,162	0	2,047,162

Period ended June 30, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,176,730	608,951	5,438,589	1,653,768	44,303	1,031,356	12,953,697	(20,566)	12,933,131

Investments accounted through equity method
Associates	0	0	213,111	0	0	133,492	346,603	0	346,603
Joint Ventures	265,829	0	317,975	6,175	0	22,567	612,546	0	612,546
Segment liabilities	41,633	66,904	129,357	246,278	12,132	5,437,949	5,934,253	0	5,934,253

Nationality of Non-current assets
Chile	2,725,597	310,222	3,541,583	400,800	13	331,013	7,309,228	1,202	7,310,430
Foreign	728,780	22,787	1,416,219	721,521	31,286	119,433	3,040,026	0	3,040,026
Non-current assets, Total	3,454,377	333,009	4,957,802	1,122,321	31,299	450,446	10,349,254	1,202	10,350,456

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	1,133,045	362,762	78,381	637,025	12,136	0	2,223,349	0	2,223,349
Ordinary activity income among segments	18,853	6	442,488	9,186	13,287	0	483,820	(483,820)	0

Financial income	0	0	0	0	0	11,406	11,406	0	11,406
Financial costs	0	0	0	0	0	(104,095)	(104,095)	0	(104,095)
Financial costs, net	0	0	0	0	0	(92,689)	(92,689)	0	(92,689)

Depreciation and amortizations	68,540	9,608	5,934	27,294	1,936	1,307	114,619	0	114,619
Sum of significant income accounts	0	0	114,976	0	0	0	114,976	0	114,976
Sum of significant expense accounts	0	0	3,745	0	0	0	3,745	0	3,745

Income (loss) of each specific segment	399,023	30,622	35,718	80,672	1,715	(188,151)	359,599	0	359,599

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	(940)	(940)	0	(940)
Joint ventures	(2,355)	0	(6,361)	0	0	1,379	(7,337)	0	(7,337)

Income tax expense	0	0	0	0	0	(93,651)	(93,651)	0	(93,651)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	123,246	39,258	79,591	99,000	122	461	341,678	0	341,678
Acquisition and contribution of investments in associates and joint venture	19,459	0	16,279	0	0	0	35,738	0	35,738

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,000,785	331,823	42,975	340,804	353	0	1,716,740	0	1,716,740
Ordinary income - foreign (Foreign companies)	132,260	30,939	35,406	296,221	11,783	0	506,609	0	506,609
Total Ordinary Income	1,133,045	362,762	78,381	637,025	12,136	0	2,223,349	0	2,223,349

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,131,004	573,776	5,499,282	1,584,328	46,379	730,771	12,565,540	(13,362)	12,552,178

Investments accounted through equity method
Associates	0	0	218,972	0	0	120,325	339,297	0	339,297
Joint Ventures	194,551	0	329,357	0	0	23,501	547,409	0	547,409
Segment liabilities	181,623	54,004	203,977	263,375	14,119	4,804,930	5,522,028	0	5,522,028

Nationality of Non-current assets
Chile	2,730,787	285,880	3,545,443	386,112	22	185,270	7,133,514	1,367	7,134,881
Foreign	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637	0	2,954,637
Non-current assets, Total	3,400,620	309,323	4,994,663	1,053,181	33,457	296,907	10,088,151	1,367	10,089,518

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Quarter April-June 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	507,638	175,782	45,715	299,726	7,872	0	1,036,733	0	1,036,733
Ordinary activity income among segments	10,592	7	245,736	2,839	7,823	0	266,997	(266,997)	0

Financial income	0	0	0	0	0	4,366	4,366	0	4,366
Financial costs	0	0	0	0	0	(45,306)	(45,306)	0	(45,306)
Financial costs, net	0	0	0	0	0	(40,940)	(40,940)	0	(40,940)

Depreciation and amortizations	36,545	4,563	2,871	12,686	894	574	58,133	0	58,133
Sum of significant income accounts	0	0	0	0	0	0	0	0	0
Sum of significant expense accounts	0	0	0	0	0	0	0	0	0

Income (loss) of each specific segment	93,852	19,183	(5,707)	58,838	595	(103,309)	63,452	0	63,452

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	8,630	8,630	0	8,630
Joint ventures	(7,750)	0	(8,955)	(8)	0	(65)	(16,778)	0	(16,778)

Income tax expense	0	0	0	0	0	(4,083)	(4,083)	0	(4,083)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	39,053	16,089	30,446	57,645	159	172	143,564	0	143,564
Acquisition and contribution of investments in associates and joint venture	55,725	0	822	3,713	0	0	60,260	0	60,260

Nationality of Ordinary Income
Ordinary income (Chilean companies)	452,112	160,293	30,990	144,892	196	0	788,483	0	788,483
Ordinary income - foreign (Foreign companies)	55,526	15,489	14,725	154,834	7,676	0	248,250	0	248,250
Total Ordinary Income	507,638	175,782	45,715	299,726	7,872	0	1,036,733	0	1,036,733

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Quarter April-June 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	606,151	185,324	43,822	339,782	6,549	0	1,181,628	0	1,181,628
Ordinary activity income among segments	9,472	0	285,735	4,618	6,561	0	306,386	(306,386)	0

Financial income	0	0	0	0	0	4,120	4,120	0	4,120
Financial costs	0	0	0	0	0	(52,520)	(52,520)	0	(52,520)
Financial costs, net	0	0	0	0	0	(48,400)	(48,400)	0	(48,400)

Depreciation and amortizations	34,497	4,731	3,000	13,712	974	656	57,570	0	57,570
Sum of significant income accounts	0	0	57,630	0	0	0	57,630	0	57,630
Sum of significant expense accounts	0	0	260	0	0	0	260	0	260

Income (loss) of each specific segment	189,874	17,259	15,435	39,472	750	(79,694)	183,096	0	183,096

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	(1,109)	(1,109)	0	(1,109)
Joint ventures	(1,873)	0	(2,160)	0	0	761	(3,272)	0	(3,272)

Income tax expense	0	0	0	0	0	(46,491)	(46,491)	0	(46,491)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	58,676	23,911	44,530	67,839	107	276	195,339	0	195,339
Acquisition and contribution of investments in associates and joint venture	15,959	0	779	0	0	0	16,738	0	16,738

Nationality of Ordinary Income
Ordinary income (Chilean companies)	541,061	166,638	24,580	172,455	189	0	904,923	0	904,923
Ordinary income - foreign (Foreign companies)	65,090	18,686	19,242	167,327	6,360	0	276,705	0	276,705
Total Ordinary Income	606,151	185,324	43,822	339,782	6,549	0	1,181,628	0	1,181,628

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Current roads to amortize	83,968	66,667
Prepayment to amortize (insurance, support y others)	24,005	22,059
Recoverable taxes (Relating to purchases)	109,631	111,782
Other current non financial assets	10,386	6,688
Total	227,990	207,196

Non current non-financial assets	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Non Current roads to amortize	84,015	76,678
Guarantee values	671	3,208
Recoverable taxes (Relating to purchases)	14,885	12,573
Other non current non financial assets	5,920	7,442
Total	105,491	99,901

Current non financial liabilities	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Provision of mínimum dividend (1)	40,812	161,707
ICMS tax payable	23,200	18,615
Other tax payable	21,992	31,488
Other Current non financial liablilities	7,047	7,382
Total	93,051	219,192

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	06-30-2012 ThU.S.$	12-31-2011 ThU.S.$
ICMS tax payable	105,196	120,235
Other non current non financial liablilities	4,217	4,354
Total	109,413	124,589

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income As of June 30, 2012 and December 31, 2011 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 06-30-2012	113,566
Adjustments
Biological Assets
Unrealized	(77,430)
Realized	97,969
Deferred income taxes	(7,574)
Total Biological Assets (net)	12,965
Negative goodwill	(25,148)
Total adjustments	(12,183)
Distributable Net Income at 06-30-2012	101,383

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12-31-2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12-31-2011	623,913

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

The line Other current non-financial liabilities included in the Consolidated Balance Sheet as of June 30, 2012 in the amount of ThU.S.$ 93,051, presents a total of ThU.S.$ 40,554, corresponds to the provision of minimum dividend for the year 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

	January-June		April-June
Gains (losses) per Shares	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	113,566	354,065	62,141	181,578
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	1.00	3.13	0.55	1.60

NOTE 27. EVENTS AFTER REPORTING PERIOD

1)	The authorization for the issuance and publication of the present Interim Consolidated Financial Statements for the period between January 1, 2012 and June 30, 2012 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session N° 473 of August 28, 2012.

After June 30, 2012 and until date of issuance of these financial statements , there has been no other event, financial or otherwise, to report.